Exhibit 99.1

GOVERNANCE MATTERS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

2018 NOTICE OF MEETING

PROXY STATEMENT AND INFORMATION CIRCULAR

VERMILION ENERGY

FRONT COVER THEME

Sustainability is integrated into every facet of Vermilion’s business. This 25-hectare greenhouse is an example of how Vermilion reduces greenhouse emissions with geothermal energy. Byproduct water steam is piped into the greenhouse from Vermilion’s adjacent production facility in Parentis-en-Born, France. The result is an economically and ecologically viable greenhouse operation growing tomatoes with heat generated without additional carbon emissions. Across the company, Vermilion has decreased our emissions intensity on a per unit of production basis thanks to our energy efficiency programs, emission reduction initiatives and an operational structure that maximizes production while reducing our footprint and energy consumption intensity.

ABOUT VERMILION

Vermilion is a publicly traded, widely held, international oil and gas producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development. Our core business involves the acquisition, exploration, development and optimization of hydrocarbon resources.

VERMILION IS THE ONLY ONE OF ITS CANADIAN PEERS WITH GLOBAL OPERATIONS

Executive Summary

EXECUTIVE SUMMARY

You can find the key highlights of our proxy statement and key results for 2017 in the next few pages. Please refer to the Strategic Highlights section starting page 62 for full details of our 2017 performance.

BUSINESS HIGHLIGHTS

The commodity price environment remained volatile during 2017. In spite of this environment, 2017 was a successful year for Vermilion.

TOTAL SHAREHOLDER RETURN OUTPERFORMANCE

✓	Despite a highly volatile commodity price environment, Vermilion produced strong results relatively, with our one, three and five-year annualized Total Shareholder Return (“TSR”) resulting in top quartile performance in our peer group.

ANNUAL PRODUCTION

✓	Continued production per share growth at significantly lower capital intensity.

✓	Record annual average production of 68,021 boe/d in 2017. This production growth translated into free cash flow[1] growth of 5%.

FUND FLOWS FROM OPERATIONS (“FFO”)

✓	Track record of FFO growth over the long-term despite a volatile commodity price environment.

RESERVES

✓	We have grown our reserves base consistently over the past 15 years, featuring conversions from our high-quality resource portfolio over the past several years.

Notes:

1.	See Advisory in Schedule “G”.
2.	As evaluated by GLJ in a report dated February 1, 2018, with an effective date of December 31, 2017. See Advisory in Schedule “G”.

Page 1 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Summary

RELIABLE AND GROWING DIVIDENDS

✓	We have never cut our dividend.

✓	Announced a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share, effective with the April 2018 dividend to be paid on May 15, 2018.

✓	We have increased our dividend four times (2007, 2013, 2014 and 2018), paying a total of more than $2.9 billion of dividends since its inception in 2003 to December 31, 2017.

CONSERVATIVE BALANCE SHEET

✓	Ample liquidity to execute our business plan.

COMMODITY MIX

✓	Commodity and geographic diversification reduce volatility.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 2

Executive Summary

VERMILION’S INTERNATIONAL ADVANTAGE

THE ONLY ONE OF ITS CANADIAN PEERS WITH GLOBAL OPERATIONS

✓	Focused in three core areas: Europe, North America and Australia, with stable, well developed fiscal and regulatory regimes.

✓	Global asset portfolio provides commodity diversification and premium pricing.

✓	Diversified product portfolio reduced price correlation, increasing stability of our cash flows.

✓	Project diversification allows allocation of capital expenditures to the highest return commodity products and jurisdictions, increasing return on capital employed and producing more reliable growth.

✓	Greater selection of business development opportunities due to global reach.

✓	Less competitive mergers and acquisitions market outside of North America increases returns.

Commodity Exposures	North American Natural Gas	European Natural Gas	WTI Crude Oil	Brent Crude Oil
Vermilion	✓	✓	✓	✓
North American Peers	✓		✓
International Peers		✓		✓

EMISSIONS INTENSITY PER BOE

✓	Our emissions intensity provides an important benchmark, illustrating that we are decreasing the greenhouse gas emissions in the production of each barrel of oil equivalent that we produce. Emissions data for 2017 will be available in Q2 2018 in our 2018 Sustainability Report, on our website at www.vermilionenergy.com (under the heading “Our Responsibility”).

Note:

1.	Greenhouse gas emissions: Scope 1 (Direct, from Vermilion-owned/controlled sources) and Scope 2 (Indirect, from purchased energy sources) in tonnes of carbon dioxide equivalent per barrel of oil equivalent.

Page 3 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Summary

COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the size, scope, and success of Vermilion’s global business and the importance of our executive officers operating as a high-performing team, while focusing on key measures of profitability and the creation of shareholder value. Total compensation is targeted between median and top quartile, depending on company and individual performance. A combination of superior individual and corporate performance results in above median compensation.

The 2017 Named Executive Officers (“NEOs”) include the President and Chief Executive Officer and Executive Vice Presidents (“executives”) and Managing Director, Australia Business Unit.

KEY FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

As a best governance practice, we disclose our scorecards, including the metrics, rationale for metrics chosen, pre-established targets, achieved results and the final overall score linked to our compensation program. See details starting on page 65.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 4

Executive Summary

PRESIDENT AND CEO (“CEO”) VARIABLE PAY

✓	100% based on corporate performance.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓	Holding 5th annual “Say on Pay” vote.

✓	4-year average support of 98%.

ANTI-HEDGING POLICY

✓	Prohibits all directors and officers from engaging in any arrangements that are designed to hedge.

 CLAWBACK POLICY

✓	Requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.

ROBUST OWNERSHIP POLICY

✓	CEO, 8 times base salary.

✓	Executives, 3 times base salary.

EXECUTIVES VARIABLE PAY (OTHER THAN CEO)

✓	2/3 based on corporate and 1/3 individual performance.

DOUBLE TRIGGER EXECUTIVE AGREEMENTS

✓	CEO

✓	All new executive agreements.

✓	Current single trigger executive agreements are grandfathered.

COMPENSATION RISK

We focus on good governance around our executive compensation:

✓	Stress-testing provides possible payouts under various market conditions when we are seeking approval of compensation programs.

✓	Back-testing to determine whether amounts recommended for payout under our compensation programs are aligned with our initial expectations and overall corporate performance.

Note:

1.	Due to rounding, total variable pay at risk does not add up to the short and long-term incentive numbers included in the chart.

Page 5 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Summary

INDEPENDENT BOARD WITH SIGNIFICANT BREADTH AND DEPTH

Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments.

Our Board members have significant relevant experience in all facets of our business. All Board members are skilled in all of the following areas. The table below illustrates the skill set of our Board based on:

✓	senior executive experience in the area from a function, role and knowledge perspective and/or significant operational experience; and

✓	some familiarity and specific experience.

Skills / Experience Description	Donadeo	Macdonald	Larke	Leiker	Marchant	Marino	Michaleski	Roby	Williams
Chief Executive Officer / Senior Officer	✓	✓	✓	✓	✓	✓	✓	✓	✓
Managing / Leading Growth	✓	✓	✓	✓	✓	✓	✓	✓	✓
Oil and Gas Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓
Reserve Evaluation	✓	✓	✓	✓	✓	✓	✓	✓	✓
Global Chief Executive Officer / Senior Officer	✓	✓		✓	✓	✓	✓	✓	✓
Heath, Safety and Environment	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance / Board	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources and Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓
Social Responsibility and Stakeholder Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓

DIRECTOR NOMINEES TENURE

✓	56% less than 5 years tenure.

BOARD REFRESHMENT

✓	Annually we review the Board size and composition to ensure appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company.

✓	In 2017, two appointments were approved:

✓	Mr. William Roby – April 26, 2017.

✓	Mr. Stephen Larke – June 11, 2017.

REPRESENTATION OF WOMEN

✓	We recognize the importance of gender diversity.

✓	In 2018, the Board Diversity Policy will be reviewed with the intention to introduce a formal policy on representation of women to our Board and we are evaluating our policy approach on executive level positions.

✓	Within our Company we are developing a mentoring program with focus on women to identify high potential female employees, help develop their management skills and prepare them for senior leadership roles in the future.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 6

Executive Summary

EXTERNAL RECOGNITION

BOARD GAMES

✓	Recognized for excellence in governance practices as part of the Globe and Mail annual Board Games governance report. Vermilion’s governance practices resulted in a rank of 4th out of 31 Canadian oil and gas companies in 2017.

CANADIAN COALITION FOR GOOD GOVERNANCE

✓	Recognized year-after-year for best practices for proxy disclosure in the area of corporate governance relating to executive compensation, directors’ independence, benefits and perquisites.

ISS GOVERNANCE QUALITYSCORE

✓	In 2017, recognized for excellence in managing governance risk with decile scores of “1” for Environmental practices, “2” for Social practices and “3” for Governance practices. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk. ISS QualityScore is a scoring solution supported by data on environmental, social and governance practices, designed to help institutional investors identify risks within portfolio companies.

GREAT PLACE TO WORK® INSTITUTE

✓	Recognized as a Best WorkplaceTM in Canada and France for an 8th consecutive year and in the Netherlands for a 4th consecutive year. In Canada, Vermilion is the only energy company on a Best WorkplaceTM list (small, medium or large).

CORPORATE KNIGHTS 2017 FUTURE 40

✓	Vermilion has earned recognition on the Corporate Knights Future 40 Responsible Corporate Leaders in Canada listing every year since the list’s inception in 2014. In 2017, we ranked 13th, and were the highest rated oil and gas company on the list.

CDP DRIVING SUSTAINABLE ECONOMIES

✓	In 2017, Vermilion was recognized with a Leadership Level rating of A-. We were the only Canadian Energy Sector company, one of only two in North America, and 18 globally to achieve a Leadership Level score this year. Only 9% of 6,020 participating companies achieved an 'A or A-' grade for performance in 2017.

FSI COMPETITION FOR BEST SUSTAINABILITY REPORT

✓	The Montreal-based Finance and Sustainability Initiative has selected Vermilion as the winner of the FSI Competition for Best Sustainability Report in the Non-Renewable Resources in the Oil and Gas category for 2018.

MSCI’S GOVERNANCE METRICS REPORT

✓	In 2017, Vermilion's MSCI ESG (environment, social and governance) rating increased from BBB to A, and our score of 7.7/10 on MSCI's Governance Metrics Report ranks Vermilion in top decile performance globally. This recognition reflects our continued focus on achieving robust shareholder returns combined with environmental, social and governance performance.

ROBECOSAM

✓	Vermilion received a top quartile ranking for 2017 for our industry sector in RobecoSAM’s annual Corporate Sustainability Assessment (“CSA”). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.

Page 7 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Letter to Shareholders

LETTER TO SHAREHOLDERS

Founded in 1994, and now recognized as a premier operator both onshore and offshore, Vermilion has been delivering outstanding financial and operational performance for almost 25 years. This is made possible by the efforts of more than 695 staff (employees and contractors) located throughout our operations. In 2017, we continued to be recognized by Great Place to Work® Institute as a Best WorkplaceTM in Canada, France and the Netherlands.

Vermilion’s operations are focused in three core regions – North America, Europe and Australia – providing diversified commodity exposure and breadth of opportunity. Our diversified international asset base provides the high margins, low base production decline rates and strong capital efficiencies necessary to support our self-funded growth-and-income business model. We have developed an inventory of conventional and semi-conventional projects which we manage at a growth rate appropriate to our asset base and business model. We continue to grow our portfolio of development and exploration opportunities, as evidenced by our increasing reserves and resources.1

We aim to deliver annual organic production growth along with reliable and increasing dividends to our shareholders. Vermilion continues to produce favourable results on these key measures. Since 2003, Vermilion has increased the dividend four times, paying out in excess of $2.9 billion in dividends. The Board of Directors has approved a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share, effective with the April 2018 dividend to be paid on May 15, 2018. We continuously evaluate opportunities to augment our organic growth targets with accretive acquisitions that are subject to disciplined evaluation criteria, to ensure they add long-term value for our shareholders. The principles upon which we have built our self-funded growth-and-income business model have allowed us to repeatedly weather commodity price instability, enabling the delivery of dependable returns to our shareholders. Vermilion has generated a compound annualized total return2 of 28.6% since our inception.

We delivered another year of record annual average production of 68,021 boe/d in 2017. More importantly, this production growth translated into free cash flow3 growth of 5%. Free cash flow is an important performance indicator as it represents excess cash generation, after delivering on our organic growth targets, that can be allocated toward the payment and growth of dividends, accretive acquisitions and repayment of debt. This strong operational and financial performance resulted in top shareholder returns in 2017, with Vermilion ranking in the top quartile amongst our peers on both one and three-year measures.

Our continued focus on cost management and capital efficiencies has enabled us to “right-size” our level of annual capital investment in order to achieve our targeted, high-value production growth profile. Prudent management of our balance sheet is a priority in order to preserve our financial flexibility. We have historically maintained leverage ratios that are more conservative than most of our peers.

In July 2017, Vermilion and Canada Pension Plan Investment Board (“CPPIB”) announced a strategic partnership in the Corrib gas field in Ireland, whereby CPPIB will acquire Shell E&P Ireland Limited (“Shell”)’s 45% interest in Corrib. At closing, Vermilion expects to assume operatorship of Corrib and CPPIB plans to transfer a 1.5% working interest to Vermilion, which would represent production of approximately 850 boe/d (100% gas).

We continue to work closely with CPPIB and Shell on the transition of ownership and operations from Shell to CPPIB and Vermilion, and anticipate closing the transaction in the first half of 2018. This transaction aligns with our strategy as it increases our working interest and adds operatorship of a high netback asset, increasing our percentage of operated production to approximately 87% from 72% before the Corrib transaction.

At Vermilion, we have always been committed to the priorities of health and safety, the environment, and economic prosperity – in that order. Nothing is more important to us than the safety of our communities and those who work with us, and the protection of our natural surroundings. And while our communities rely on us to conduct business responsibly, we believe in reaching beyond, ensuring that our investors, our people, our partners and our communities share in our success.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 8

Letter to Shareholders

We are actively engaged in enhancing the sustainability of our operations, and positively affecting the social and economic environment in our communities. In Parentis-en-Born, France we have developed a project to recycle and supply geothermal heat from our oil operation to local greenhouses, creating 250 agricultural jobs to date, with the opportunity to increase that amount to 500 jobs through ongoing greenhouse investment. This recycled energy project produces 7,500 tonnes of tomatoes per year and avoids approximately 10,000 tonnes of CO2-equivalent emissions. We were a proud recipient of France’s Circular Economy Award from the Ministry of Ecology, Sustainable Development and Energy for this project to supply geothermal heat to local greenhouses in 2013. Our operations near La Teste, France now support an eco-neighbourhood of up to 450 homes that are also heated by recycling geothermal energy from our oil operation through a 30-year partnership to provide up to 80% of the energy for these homes. The La Teste project, with 30% of the housing units designated as “low-income” housing, will generate a 50% decrease in energy bills for residents, all while protecting vulnerable plant species in the area.

Strategic Community Investment is an area that Vermilion has traditionally excelled in, taking the time to assess the unmet needs in our operating areas, and then focusing our financial contributions, and most importantly, our employees’ volunteer time to meet those needs.

We took Strategic Community Investment another step further last year by incorporating public safety through our Global Emergency Responder Program, our first Vermilion-wide community investment program. In so doing, we combined our operating expertise in health and safety with our assessment of critical community needs in each one of our operating areas. We funded equipment and training for community providers of helicopter medevac (Canada and Australia), marine rescue (the Netherlands and France), volunteer fire departments (United States and Germany), and landmine removal (Croatia).

The achievements of our company are not possible without the strong leadership of our Board of Directors. Our Board frequently communicates with and guides our executive team, including strategy sessions and progress updates during the year to review the short and long-term outlook of the Company.

We have consistently delivered strong financial and operational results and will devote all of our energies to continue this performance for the long-term. Our success is based on dedicated staff, clear strategy, and bedrock values that have always guided Vermilion. In the shorter-term, our objective for 2018 is to increase production by 8% while only modestly increasing our capital budget. We are confident that Vermilion will remain competitive and at the forefront of an industry that provides the reliable and affordable energy necessary for economic growth and rising global incomes. We are also determined to stay at the forefront of economic, social and environmental sustainability.

We appreciate your continued support as we approach a quarter century of market outperformance. Thank you for your interest and investment in Vermilion.

(“Lorenzo Donadeo”) Lorenzo Donadeo Chair of the Board	(“Anthony Marino”) Anthony Marino President and Chief Executive Officer

Notes:

1.	Based on total proved plus probable reserves and annualized fourth quarter 2017 consolidated production. Estimated proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd.
2.	Annualized total returns are calculated to December 31, 2017.
3.	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Vermilion’s 2017 Management’s Discussion and Analysis.

Page 9 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Shareholder and Voting Information

INVITATION TO SHAREHOLDERS

Dear Vermilion Shareholder,

It is our pleasure to invite you to attend our annual general meeting to be held on Thursday, April 26, 2018 at 3:00 pm MDT time (“Meeting”) in the Ballroom of the Metropolitan Centre, in Calgary, Alberta. At the Meeting you will hear about our 2017 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other shareholders.

Please take some time to read this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). It contains important information about the Meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the Meeting.

Notice of Meeting:
Date and Time:	Thursday, April 26, 2018 at 3:00 pm MDT time
Place:	Ballroom, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 12, 2018
Meeting Matters:	1.	receiving our financial statements and the respective auditors’ report for the year ended December 31, 2017;
	2.	fixing the number of directors to be elected at the Meeting at nine directors;
	3.	electing the directors for the next year;
	4.	appointing Deloitte LLP as auditors;
	5.	approving a security-based compensation arrangement providing for five year treasury-based share awards for our President and Chief Executive Officer. This arrangement is a component of the overall compensation structure designed to retain and incentivize a key employee; and
	6.	advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

The Circular explains your voting options (starting on page 14) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo

Chair of the Board

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 10

Shareholder and Voting Information

GENERAL INFORMATION

Vermilion

Vermilion Energy Inc. was created when Vermilion Energy Trust (the “Trust”) converted to a corporation on September 1, 2010 following which it amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd., on January 1, 2013 and with its subsidiary, Vermilion Energy (Sask) Ltd., on January 1, 2015. Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”. We use the following abbreviations for the names of the Committees in tables:

ñ	AC = Audit
ñ	GHR = Governance and Human Resources
ñ	HSE = Health, Safety and Environment
ñ	IR = Independent Reserves

Vermilion has operations in three core areas: North America, Europe and Australia. Vermilion's business within these regions is managed at the country level through business units which form the basis of the Company's operating segments.

Canada Business Unit

Vermilion’s Canadian production is primarily focused in three areas of Alberta: West Pembina, Slave Lake and Central Alberta and in the Northgate Region of southeast Saskatchewan. Vermilion's main natural gas producing areas are West Pembina and Central Alberta, while Northgate, Slave Lake and the Cardium light crude oil play in West Pembina are the main oil producing areas. West Pembina is the Company's main NGL producing area.

Australia Business Unit

In 2005, Vermilion acquired a 60% operated interest in the Wandoo offshore oil field and related production assets, located on Western Australia's northwest shelf. In 2007, Vermilion acquired the remaining 40% interest in the asset. Production occurs from 18 well bores and five lateral sidetrack wells that are tied into two platforms, Wandoo 'A' and Wandoo 'B'.

France Business Unit

Vermilion entered France in 1997 and has completed three subsequent acquisitions. The Company is the largest oil producer in the country and represents approximately three-quarters of domestic oil production. Vermilion predominately produces oil in France and the Company's oil is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the country's second largest onshore natural gas producer. Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Germany Business Unit

Vermilion entered Germany in 2014 with the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of oil and gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land position in Germany as a result of a farm-in agreement the Company entered into in 2015. Vermilion's natural gas production in Germany is priced with reference to TTF and oil production is priced with reference to Dated Brent.

Ireland Business Unit

Vermilion acquired an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland in 2009. The asset is comprised of six offshore wells, an onshore natural gas processing facility and offshore and onshore pipeline segments. Gas from the Corrib project commenced on December 30, 2015, and reached peak production by June 2016.

On July 12, 2017 Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell’s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. At closing, Vermilion expects to assume operatorship of Corrib. In addition to operatorship, CPPIB plans to transfer a 1.5% working interest to Vermilion for €19.4 million ($28.4 million), before closing adjustments. Vermilion’s incremental 1.5% ownership of Corrib represents production of approximately 850 boe/d (100% gas). The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018.

United States Business Unit

Vermilion entered the United States in 2014. The Company's assets are concentrated in the Powder River basin of northeastern Wyoming, targeting light oil from the Turner Sands play. Approximately 95% of our land position is undeveloped.

Central and Eastern Europe ("CEE") Business Unit

Vermilion has established a CEE Business unit with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia. We drilled and successfully tested our first exploration well in Hungary during Q1 2018.

Page 11 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Shareholder and Voting Information

Common Shares Outstanding

At the close of business on March 1, 2018, there were 122,432,283 Common Shares outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the directors and executives, no person or company owns or controls more than 10% of our Common Shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had, during 2017, a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or executives. As a result, there are no loans outstanding to any of them.

Annual Report and Other Documents

We file our Annual Report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and Management’s Discussion and Analysis for the most recently completed financial year. A copy of the Annual Report, including our annual financial statements, notes and Management’s Discussion and Analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc.
3500, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Cathy Arcuri
investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Vermilion’s Premium Dividend™ and Dividend Reinvestment Plan (the “Plan”) is comprised of two different components: the Dividend Reinvestment Component and the Premium DividendTM Component. The Premium Dividend™ Component was introduced in 2015 as a temporary measure and was discontinued beginning with the July 2017 dividend payment.

The Dividend Reinvestment Component allows eligible shareholders who elect to participate in the Dividend Reinvestment Component to reinvest their dividends in Common Shares at a discount (currently 2%) to the Average Market Price (with no broker commissions or trading costs). The Plan is similar to our previous Dividend Reinvestment Plan (Vermilion’s Amended and Restated Dividend Reinvestment Plan dated effective September 1, 2010 as amended effective February 27, 2014 (the “Previous DRIP”).

For more information on our Premium Dividend™ and Dividend Reinvestment Plan, defined meanings for capitalized terms above, eligibility restrictions and enrollment information and forms among other details, please refer to the complete copy of the Premium DividendTM and Dividend Reinvestment Plan document as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Invest With Us” subheading “Dividends”) or contact our plan agent, Computershare Trust Company of Canada (“Computershare”):

1.800.564.6253 (toll free)
www.computershare.com
inquiries@computershare.com

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc.
3500, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

board@vermilionenergy.com

If an interested party wishes to communicate directly with the Chair of the Board, the Lead Director or the Company's independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Chair of the Board, the Lead Director or independent directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations and items that are commercial in nature (e.g. advertising).

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 12

Shareholder and Voting Information

Engaging Shareholders

The Company and our Board believe in the importance of regular and open dialogue with our stakeholders in accordance with the Company’s Disclosure Policy. To that end, our executives and Investor Relations representatives engage with both institutional and retail shareholders and investors, sell-side research and sales representatives, government officials and other interested stakeholders across all regions and throughout the year:

ñ	through both formal and informal in-person meetings;

ñ	through participation in industry-based institutional and retail conferences and expositions;

ñ	through conducting of executive tours of our facilities and operations and the hosting of open houses for stakeholders in the communities in which we operate;

ñ	through the hosting of quarterly earnings calls with open question and answer sessions that are accessible both by phone or via webcast;

ñ	by publishing an annual sustainability report in addition to our regulatory filings and the issuance of news releases;

ñ	by maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);

ñ	by providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested stakeholders;

ñ	by holding an annual general meeting in person, shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting;

ñ	by hosting and webcasting an investor day if considered appropriate; and

ñ	by providing avenues to communicate directly with the Board or any member, as set out above.

Sustainability Report

As a responsible oil and gas producer, we consistently seek to deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.

Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. We strive to operate in a manner that protects the health and safety of our staff and communities, provides responsible stewardship over the environment, and treats staff, contractors, partners and suppliers respectfully and fairly. Reflecting these priorities, we believe we are playing a meaningful role in the energy transition that is unfolding globally, within the universal context of the United Nations Sustainable Development Goals. These global goals provide an important call to action for sustainable, inclusive growth that supports an end to poverty, protection of the planet, and peace and prosperity for all people.

Our sustainability performance demonstrates that delivering shareholder value goes hand-in-hand with delivering sustainability. We began annual reporting on sustainability in 2014 using the Global Reporting Initiative, as it provides an opportunity to share how we identify our economic, environmental and social impacts, integrate their associated opportunities and risks into our business strategies, and chart our progress.

To support our sustainability strategy, Vermilion regularly communicates with its stakeholders. As a result, we align expectations for economic success with our strategic priorities in the following order:

ñ	the safety and health of our staff and those involved directly or indirectly in our operations;

ñ	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and

ñ	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise and stakeholder relations.

For more information, please see our most recent Sustainability Report on our website at www.vermilionenergy.com (under the heading “Our Responsibility”).

Page 13 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Shareholder and Voting Information

REGISTERED SHAREHOLDER VOTING

ñ	You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

In person at the Meeting (see below)
By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)

Voting in Person

If you plan to attend the Meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive at the Meeting.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the Meeting, unless you properly revoke your proxy.

ñ	Return your completed proxy in the envelope provided so that it arrives by 3:00 pm (MDT time) on April 24, 2018 or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before April 25, 2018 (or the last business day before the Meeting if it is adjourned or postponed), or to the Chair of the Meeting on April 26, 2018.

BENEFICIAL SHAREHOLDER VOTING

ñ	You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

In person at the Meeting (see below)
By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)

Voting in Person

If you plan to attend the Meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the Meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the Meeting, to ensure that your vote will be counted.

Voting by Proxy

You can vote your shares by completing the Voting Information Form (“VIF”) following the instructions provided on the VIF or you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the Meeting, unless you properly revoke your proxy.

ñ	Return your completed form in the envelope provided so that it arrives by 3:00 pm (MDT time) on April 24, 2018 or if the Meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 3:00 pm (MDT time) on April 24, 2018. This will give your nominee time to submit the revocation to us.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 14

Shareholder and Voting Information

GENERAL VOTING INFORMATION

Notice and Access Notification

The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access Provisions”) for the Meeting in respect of mailings to its beneficial shareholders but not in respect of mailings to its registered shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an Information Circular in respect of a meeting of its shareholders and related materials online. The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a shareholder meeting.

In relation to the Meeting, registered shareholders will receive a paper copy of the Circular and a form of proxy whereas beneficial shareholders will receive a voting instruction form and a Notice-and-Access Notification which will include a link to the Circular and the 2017 Annual Report (“Meeting Materials”). Non-objecting beneficial owners (“NOBOs“) of Common Shares will have their Meeting Materials delivered directly by the Company with the assistance of Broadridge, and the Company intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Common Shares. Contact information is obtained in accordance with applicable securities regulatory requirements. By choosing to send Meeting Materials to NOBOs directly, the Company has assumed responsibility for (i) delivering these materials, and (ii) executing proper voting instructions. Beneficial owners are asked to please return their voting instructions as specified in the request for voting instructions.

A paper copy of the Financial Information in respect of the most recent financial year of the Company will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

Interactive Proxy

This year, we are pleased to provide our shareholders with a new and interactive format for reviewing our Circular. This online platform makes it easy for shareholders to access the content within an intuitive and easy-to-navigate framework. Presenting content online is a cost-effective and environmentally-friendly alternative to printing.

To access our interactive format, please visit our website at www.vermilionenergy.com (under the heading “Invest With Us” subheading “Annual General Meeting”).

Date of Information

This information contained in this Circular is as of March 1, 2018, unless otherwise noted.

Mailing of Circular

The Meeting Materials and Notice-and-Access Notification will be mailed on March 21, 2018 to shareholders of record on March 12, 2018.

Request for Proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. Although we are using primarily mail, our employees may request your proxy by telephone, email, facsimile or personal interview. No director of Vermilion has informed management in writing that he intends to oppose any action intended to be taken by management at the Meeting.

We will provide proxy materials to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.

Record Date

The record date for the Meeting is March 12, 2018. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the Meeting that you want to vote at the Meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Anthony Marino or Michael Kaluza, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the Meeting at nine directors	FOR
Electing management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Approving the security-based compensation arrangement	FOR
Advisory vote on executive compensation	FOR

Page 15 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Shareholder and Voting Information

Quorum

We can only decide business at the Meeting if we have a quorum – where at least two people attend the Meeting in person and hold or represent by proxy at least 25% of the total outstanding Common Shares.

Amendments or Other Business

If amendments or other business are properly brought up at the Meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

9th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
1.800.564.6253 (toll free)
service@computershare.com

ANNUAL GENERAL MEETING MATTERS

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2017 and the respective auditor’s report are included in the 2017 Annual Report which will be available at the Meeting. The Annual Report is also filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”), website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Additional copies are available, free of charge, upon request by all shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one director and a maximum of 15 directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time-to-time by the shareholders. At the Meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at nine. Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at nine.

Mr. William Madison and Ms. Sarah Raiss will not stand for re-election in 2018. We thank Mr. Madison and Ms. Raiss for their numerous contributions to our Board, and wish them the best in their retirement from our Board.

Election of Directors

Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Anthony W. Marino
Larry J. Macdonald	Robert B. Michaleski
Stephen P. Larke	William B. Roby
Loren M. Leiker	Catherine L. Williams
Dr. Timothy R. Marchant

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see page 19 for more information on the nominees). As Mr. Macdonald will be reaching the age of 70 before the Meeting, and the GHR Committee oversees nominations, it has been recommended and approved by the Board that he remains for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategy plan. Our Board retirement guideline can be found on page 35.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Majority Voting Policy

In 2009, the Board adopted a Majority Voting Policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more “withhold” than “for” votes will offer to resign. The GHR Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2018. Deloitte LLP were first appointed as Vermilion’s auditors on December 16, 2002.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 16

Shareholder and Voting Information

SPECIAL BUSINESS

Approval of Security-Based Compensation Arrangement

As discussed in more detail under the Compensation Discussion and Analysis section, NEO compensation consists of base salary and variable pay elements comprising short-term and long-term incentive compensation, namely bonus and three-year VIP share awards, respectively. In addition to these compensation elements, commencing in 2018 CEO variable pay will include share awards having a five-year term (“Compensation Awards”) granted under the security-based compensation arrangement (“Compensation Arrangement”), subject to shareholder approval at the Meeting. A summary of the Compensation Arrangement is set forth in Schedule "B” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 21, 2018 under “Other Securityholders Documents”).

The Compensation Arrangement provides long-term incentive awards for our CEO, the sole participant under the plan. Compensation Awards will be settled with Common Shares issued from treasury, which combined with enhanced requirements for share ownership while employed (8 times) and post-retirement (2 times), further aligns the interests of our CEO with the interests of shareholders.

Vermilion believes Compensation Awards and the Compensation Arrangement provide an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing potential share dilution under the existing 3.8% ‘rolling reserve’ limit under Vermilion’s other compensation arrangements (discussed further below).

The Compensation Arrangement constitutes a security-based compensation arrangement, which under TSX rules requires approval when instituted by a majority of the Board and shareholders. Thereafter, the TSX requires a majority of the Board and shareholders to approve, no later than every three years after institution or subsequent approval, all unallocated share awards (or other similar entitlements) under security-based compensation arrangements.

At the Meeting, shareholders will be asked to approve the Compensation Arrangement. Under the Compensation Arrangement the number of Common Shares reserved for issuance pursuant to Compensation Awards is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the Vermilion Incentive Plan (“VIP”), the Employee Bonus Plan (“Bonus Plan”) and the Employee Share Savings Plan (“Savings Plan”)) of 3.8% of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, subject to a maximum that may be issued or granted in any calendar year pursuant to the Compensation Arrangement of the lesser of (i) 100,000 Common Shares (representing 0.08% of Vermilion’s issued and outstanding Common Shares as at March 1, 2018); or (ii) an annual equity award value of $1,500,000. As of the date of this Circular Compensation Awards with an aggregate value of $1,500,000 have been approved for grant to the CEO effective April 1, 2018 (subject to shareholder approval of the Compensation Arrangement), with the number of underlying Common Shares to be covered by the Compensation Awards to be awarded based on the applicable five-day weighted average trading price of the Common Shares on the TSX as at the grant date. If shareholders do not approve the Compensation Arrangement, the Company would provide a cash incentive as an alternative to Compensation Awards.

Plan Category	# of Shares as at March 1, 2018	Annual Maximum Issuance per Plan
Total Shares Issued and Outstanding	122,432,283	n/a
3.8% Rolling Reserve	4,652,427	n/a
VIP Share Awards (issued and outstanding)	1,667,824	n/a
Unallocated Share Awards (available for future issuance under all four plans)	2,984,603[1,2]	n/a
ñ Vermilion Incentive Plan		n/a
ñ Savings Plan		300,000
ñ Bonus Plan		300,000
ñ Compensation Arrangement		100,000

Notes:

1.	Unallocated share awards available for future issuance is based on one rolling reserve for all of Vermilion’s security-based compensation arrangements of 3.8% less VIP share awards issued and outstanding.
2.	If the annual maximum number of Common Shares available for issuance under the Savings Plan and Bonus Plan and the Compensation Arrangement (subject to shareholder approval at the Meeting) are issued, 2,284,603 unallocated share awards would be available for future issuance under the VIP.

Our Board has approved the adoption of the Compensation Arrangement. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The Compensation Arrangement, substantially as described in the Management Proxy Circular of Vermilion dated March 1, 2018, be and is hereby approved.

2.	The Compensation Awards with an aggregate value of $1,500,000, granted to the CEO subject to shareholder ratification, be and is hereby ratified.

3.	All unallocated entitlements under the Compensation Arrangement, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until no later than April 26, 2021.

Page 17 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Shareholder and Voting Information

4.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates, filings and other documents (including under applicable laws, regulatory policies or stock exchange rules) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

If the Compensation Arrangement is approved by shareholders, and notwithstanding that Vermilion would not be required to seek shareholder approval until April 26, 2021, it is intended that shareholder approval of all unallocated share awards under the Compensation Arrangement will be included with the scheduled shareholder approval of all unallocated share awards (and other similar entitlements) under Vermilion’s other security-based compensation to be sought at the annual meeting of shareholders held in 2019.

We recommend that you vote FOR the approval of the Compensation Arrangement. The people named in the enclosed proxy will vote FOR the approval of the Compensation Arrangement unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the fifth year we are holding a ‘Say on Pay’ advisory vote, with an average 98% support over the last four years.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled Executive Compensation in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation disclosed in the Management Proxy Circular of the Company delivered in advance of the 2018 annual meeting of shareholders.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 18

Director Nominees and Compensation

DIRECTOR NOMINEE BIOGRAPHIES

Lorenzo Donadeo Calgary, Alberta, Canada Age 62 Non-Independent Chair of

Mr. Donadeo has 37 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, Trinidad and Tobago. Currently, he is the Managing Director of Casadona Group, a private investment company.

He was one of the founders of Vermilion in 1994 and currently serves as Chair of the Board (since March 1, 2016). From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer and Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and Chief Executive Officer of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board Committees, however, he is invited to all Committee meetings as a non-voting observer.

the Board (since 2016)	Vermilion Board/Committee Membership		Meeting Attendance
Director (since 1994)	Board, Chair of the Board		6/6
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 96.43% or 74,897,422 votes Withheld: 3.57% or 2,772,143 votes	3,227,354	$130,836,931	Yes

Larry J. Macdonald Okotoks, Alberta, Canada

Mr. Macdonald brings 49 years of oil and gas industry experience in Western Canada, including leadership, strategy and growth, finance, exploration, corporate relations and marketing. Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., a private oil and gas exploration company.

From 2012 to 2016 he was the Chairman of Northpoint Resources Ltd., from 2003 to 2006, a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Age 70	Vermilion Board/Committee Membership		Meeting Attendance
Independent Lead Director (since 2016) Chair of the Board (2003 to 2016)	Board, Lead Director Audit, Member Governance and Human Resources, Member Health, Safety and Environment, Member		6/6 4/4 5/5 4/4
Director (since 2002)	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 95.88% or 74,469,081 votes Withheld: 4.12% or 3,200,484 votes	56,853	$2,304,821	Yes

Note:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2018 of $40.54.

Page 19 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Director Nominees and Compensation

Stephen P. Larke

Mr. Larke has over 20 years of experience in energy capital markets, including research, sales, trading and equity finance.

He is currently an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta.

Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Calgary-based Peters & Co., from 2005 to 2015, and prior to, was an Equity Analyst, Vice-President and Director with TD Newcrest from 1997 to 2005. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors.

Mr. Larke has a Bachelor of Commerce degree (with distinction) from the University of Calgary and holds the Chartered Financial Analyst designation.

Calgary, Alberta, Canada	Vermilion Board/Committee Membership		Meeting Attendance
Age 46 Independent Director (since 2017)	Board, Member Audit, Member Governance and Human Resources, Member		3/3 2/2 3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	Appointed to the Board on June 11, 2017	20,000	$810,800	Yes

Loren M. Leiker Houston, Texas, USA

Mr. Leiker has 41 years of oil and gas industry experience with an extensive background in international exploration, production and operations. As a member of Vermilion’s Board and Independent Reserves Committee, Mr. Leiker provides guidance and oversight to Vermilion’s conventional and unconventional new ventures initiatives.

Currently, he serves as an executive director of SM Energy Company (since 2012) and director of Navitas Midstream Partners, LLC (since 2014). From 2012 to 2015, Mr. Leiker served as a director of Midstates Petroleum Company, Inc.

He served as Senior Executive Vice President, Exploration of EOG Resources Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the Company in 1989.

Mr. Leiker holds a Bachelor and Master of Science in Geology from Texas Tech University.

Age 64	Vermilion Board/Committee Membership		Meeting Attendance
Independent Director (since 2012)	Board, Member Independent Reserves, Member		6/6 2/2
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	SM Energy Company (2012 to Present)	Audit Executive Nominating & Governance	NYSE	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 99.93% or 77,615,385 votes Withheld: 0.07% or 54,180 votes	15,588	$631,938	Yes

Note:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2018 of $40.54.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 20

Director Nominees and Compensation

Dr. Timothy R. Marchant

Dr. Marchant has 38 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies and international operations.

Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies. Dr. Marchant also serves as a director (since 2015) and Chair of the Board (since 2018) of Valeura Energy Inc. and director of Cub Energy Inc. (since 2013). He was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Calgary, Alberta, Canada	Vermilion Board/Committee Membership		Meeting Attendance
Age 67 Independent Director (since 2010)	Board, Member Health, Safety and Environment, Member Independent Reserves, Member		6/6 4/4 2/2
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Valeura Energy Inc. (2015 to Present)	Board, Chairman (2018) Governance and Compensation Reserves and HSE	TSX	None

	Cub Energy Inc. (2013 to Present)	Audit Compensation Reserves	TSX Venture
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 99.94% or 77,619,656 votes Withheld: 0.06% or 49,909 votes	39,118	$1,585,844	Yes

Anthony W. Marino Calgary, Alberta, Canada Age 57

Mr. Marino has 35 years of oil and gas industry experience with an extensive background in operations management, business development, and capital markets. He currently serves as President and Chief Executive Officer of Vermilion (since March 1, 2016). Mr. Marino served as the President and Chief Operating Officer from 2014 to 2016 and Executive Vice President and Chief Operating Officer from 2012 to 2014.

Prior to joining Vermilion, Mr. Marino held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex’s Chief Operating Officer. Previously, Mr. Marino held the role of the President and Chief Executive Officer of Dominion Exploration Canada Ltd., a division of Dominion Resources Inc. Earlier in his career, Mr. Marino held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company.

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield (Outstanding Graduate). He is a registered professional engineer and holds the Chartered Financial Analyst designation.

Non-Independent Director	Vermilion Board/Committee Membership		Meeting Attendance
(since 2016)	Board, Member		6/6
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 98.94% or 76,843,016 votes Withheld: 1.06% or 826,549 votes	204,615	$8,295,092	Yes

Note:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2018 of $40.54.

Page 21 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Director Nominees and Compensation

Robert B. Michaleski Calgary, Alberta, Canada

Mr. Michaleski has 39 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina’s transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America’s leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He has been a director of Pembina since 2000, a director of Essential Energy Services Ltd. since 2012, a director of Coril Holdings Ltd. since 2003, and co-chair of the General Oil and Gas Division of the United Way of Calgary and Area since 2010 and a director since 2013.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Age 65	Vermilion Board/Committee Membership		Meeting Attendance
Independent Director (since 2016)	Board, Member Audit, Member Governance and Human Resources, Member		6/6 4/4 3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Essential Energy Services (2012 to Present)	Audit Governance and Compensation, Chair	TSX	None

	Pembina Pipeline Corporation (2000 to Present)	Health, Safety & Environment	TSX, NYSE
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 99.94% or 77,620,230 votes Withheld: 0.06% or 49,335 votes	6,398	$259,375	Has until October 3, 2021

William B. Roby

Mr. Roby has more than 33 years of experience in various senior management and executive positions.

He currently serves as the Chief Executive Officer of Sepherd Energy, LLC (since 2015).

From 1997 to 2013, he held various roles from a number of U.S. and international management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston based oil and gas company with production in excess of 50,000 boe/d.

Mr. Roby has a Bachelor of Science in Mechanical Engineering from Louisiana State University.

	Vermilion Board/Committee Membership		Meeting Attendance
Katy, Texas, USA Age 58 Independent Director	Board, Member Health, Safety and Environment, Member Independent Reserves, Chair		5/5 3/3 1/1
(since 2017)	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 100.00% or 77,669,565 votes Withheld: 0.00% or 0 votes	0	$0	Has until April 26, 2022

Note:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2018 of $40.54.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 22

Director Nominees and Compensation

Catherine L. Williams Calgary, Alberta, Canada Age 67 Independent Director

Ms. Williams brings 34 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management.

Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007) and serves as a Board member of Enbridge Inc. (since 2007) and Chairs their Human Resources and Compensation Committee.

She was a Board member of Enbridge Pipelines Inc. (2008 – 2017), Enbridge Income Partners GP Inc. (2015 – 2017), and a trustee of Enbridge Commercial Trust (2015 – 2017), all private subsidiaries of Enbridge Inc. and a director of Enbridge Income Fund Holdings Inc. (2016 – 2017), a public holding company. She served as a Board member of Alberta Investment Management Corporation (2009 – 2014) and Tim Hortons Inc. (2009 – 2012).

From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 – 2003).

Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Master of Business Administration from the Queen’s University.

(since 2015)	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member Audit, Chair Governance and Human Resources, Member		6/6 4/4 5/5
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Enbridge Inc. (2007 to Present)	Audit, Finance & Risk Human Resources and Compensation, Chair	TSX	None
	2017 Voting Results	Share Ownership	Equity at Risk[1]	Meets Ownership Requirements
	For: 98.85% or 76,776,548 votes Withheld: 1.15% or 893,017 votes	9,215	$373,576	Has until February 27, 2020

Note:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2018 of $40.54.

Page 23 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Director Nominees and Compensation

DIRECTOR COMPENSATION

The GHR Committee is responsible for reviewing and approving compensation paid to Vermilion’s directors and executive officers. Compensation is determined in light of current market conditions and competitive practices, having regard to our pay-for-performance compensation philosophy.

The GHR Committee terms of reference set out its full responsibilities (see page 44 for our Compensation Discussion and Analysis and starting on page 72 for details of executive compensation).

Compensation Structure

Vermilion provides its directors with a compensation package that includes cash annual retainers and meeting fees and share awards under our VIP. Non-employee directors participate in the VIP on an adequately limited basis, as approved by shareholders at the 2016 annual general meeting. Directors do not participate in the Bonus Plan or the Savings Plan.

Each year the GHR Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used for executives; a full listing of our compensation peer group can be found on page 57. Retainers are targeted at the median of the market.

The total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board.

Recommendations are then made to the Board. Changes to retainers (if any) are approved at the Board of Directors meeting in the first quarter of each year.

Changes for 2019 – Director Compensation to Deferred Share Units

In the latter part of 2017, the Board initiated a review of the current director compensation structure. Following the review, the Board has agreed to change the current structure effective January 1, 2019. As the review of the current director compensation practice was underway in the latter part of 2017 and only finalized on February 28, 2018, the decision was made to start the new structure in the next calendar year, 2019, to avoid mid-year adjustments.

The revised compensation structure will eliminate grant of share awards under the VIP to non-employee directors and will introduce a retainer payable in cash, Vermilion shares, deferred share units or restricted share units, or a combination of all elements, with a mandatory portion payable in deferred share units. This compensation structure change is illustrative of Vermilion’s continued efforts to align its compensation programs with best governance practices.

Any changes to compensation plans, requiring shareholder approval will be placed before shareholders for approval at the shareholder meeting to be held in 2019, at the same time all our other security-based compensation plans will be re-approved.

Retainers and Fees

The same fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings. The April 1, 2017 annual share award grant was kept flat to the 2016 grant level providing for a zero percent increase for the 2017 grant as approved by the Board on February 25, 2017. Mr. Marino does not receive any compensation as a director and he is not included in the following tables. All of his compensation information is set out in the Executive Compensation section starting on page 72.

Since 2014, directors’ annual share award grants have been reduced by 15%. Retainer and meeting fees have been kept flat to 2007 levels.

Type of Retainer or Fee	2017 ($)	2016 ($)
Board Chair Retainer	85,000	85,000
Lead Director Retainer	30,000	30,000
Board Member Retainer	25,000	25,000
Audit Committee Chair Retainer	15,000	15,000
Other Committee Chair Retainer	7,000	7,000
Board and Committee Meeting Fees	1,500	1,500
Share Award Grant (Chair)	150,800	150,800
Share Award Grant (Lead Director)	136,024	136,024
Share Award Grant (Directors)	121,200	121,200

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 24

Director Nominees and Compensation

2017 Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	Share Awards[2] ($)	All Other Compensation ($)	Total Compensation ($)
Donadeo	25,000	85,000	9,000	119,000	150,822	0	269,822
Macdonald	25,000	32,269	30,000	87,269	136,024	0	223,293
Ghersinich[3]	8,104	2,269	7,500	17,873	0	0	17,873
Larke[4]	13,874	0	12,000	25,874	343,624	0	369,498
Leiker[5]	25,000	0	12,000	37,000	121,275	7,000	165,275
Madison[6]	25,000	7,000	18,000	50,000	121,275	0	171,275
Marchant	25,000	0	18,000	43,000	121,275	0	164,275
Michaleski	25,000	0	19,500	44,500	121,275	0	165,775
Raiss[6]	25,000	4,731	22,500	52,231	121,275	0	173,506
Roby[4]	17,033	4,731	13,500	35,264	363,780	0	399,044
Williams	25,000	15,000	22,500	62,500	121,275	0	183,775
Total	239,011	151,000	184,500	574,511	1,721,900	7,000	2,303,411

Notes:

1.	Values include the Board Chair, Lead Director and Committee Chair retainers where applicable.
2.	Value of share awards granted on April 1, 2017 multiplied by the grant price of $49.00 (fair value) as approved by the Board of Directors on February 25, 2017.
3.	Mr. Ghersinich did not stand for re-election to Vermilion’s Board of Directors in 2017.
4.	Messrs. Larke and Roby were appointed to the Board on June 11, 2017 and April 26, 2017, respectively and received a prorated Board retainer in that year. In accordance with our annual program, Messrs. Larke and Roby received new hire share award grants which vest annually over a three-year period. A new hire share award grant is based on the aggregate value of the standard annual grant for a three-year period, which is calculated as follows: prorated annual grant value (based on appointment date) + (annual grant value *2). The awards vest annually over three years. See pages 27 and 28 for details on new hire share award grants.
5.	Mr. Leiker’s all other compensation is an amount equivalent to a Committee Chair retainer and meeting fees for his guidance and oversight to Vermilion’s new ventures working team initiatives.
6.	Mr. Madison and Ms. Raiss are not standing for re-election to Vermilion’s Board of Directors in 2018.

2017 Aggregate Share Awards

Position	2017 Grant Date	Share Awards (#)	Base Price[1] ($)	Value ($)
Chair of the Board	April 1	3,078	49.00	150,822
Lead Director	April 1	2,776	49.00	136,024
Non-Employee Directors[2]	April 1, May 9 & August 4	30,849	49.00	1,435,054

Notes:

1.	The five-day weighted average trading price of shares on the TSX for the five days before the grant date.
2.	In accordance with our annual program, Mr. Roby received a new hire share award grant on May 9, 2017 and Mr. Larke received a new hire share award grant on August 4, 2017, which vests over three years with a grant price of $47.74 and $41.01, respectively.

More information on individual share awards can be found in the Share Awards and Value Table starting on page 27.

Page 25 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Director Nominees and Compensation

Share Awards and Value

All share awards granted to directors are made under the VIP and are subject to the performance factors described on page 55. The award date value of share awards in the table starting on page 27 assume a performance factor of one times the amount granted, as the performance factor has not been established for future years. The value of shares on the last trading day of 2017 (December 29, 2017) was calculated using the closing price of the shares on the TSX on that date of $45.68.

Effective January 1, 2019, directors will no longer participate in the VIP. The revised compensation structure will eliminate the grant of share awards under the VIP to non-employee directors and will introduce a retainer payable in cash, Vermilion shares, deferred share units or restricted share units, or a combination of all elements, with a mandatory portion of the retainer payable in deferred share units.

Any changes to compensation plans, requiring shareholder approval will be placed before shareholders for approval at the shareholder meeting to be held in 2019, at the same time all our other security-based compensation plans will be re-approved.

Equity Compensation Limitation for Directors

On May 6, 2016, shareholders approved amendments to the VIP participation limits for non-employee directors as it relates to Common Shares issued from treasury. The next shareholder approval is May 2019. Under the VIP, the maximum number of Common Shares that may be issued from treasury to non-employee directors upon vesting of share awards is limited to the lesser of $150,000 per annum and 0.50% of our Common Shares issued and outstanding immediately prior to the vesting date. The limit does not apply to the non-employee director initial share award grant made to a new non-employee director upon joining the Board.

New Hire Share Award Grant

The new hire share award grant is based on the aggregate value of the standard annual grant for a three-year period, which is calculated as: prorated annual grant value (based on appointment date) + (annual grant value *2). The award vests annually over three years.

At any given time, all directors have outstanding grants that will be realized over a period of three years. Board members will only realize the value of granted awards if they are active Board members at the time of the regularly scheduled vesting.

If a director resigns, all outstanding grants are cancelled. There is no differential treatment in the pay structure between our current and new directors; therefore, our initial award grants are not inducement grants but are prorated grants based on time of appointment.

Share Awards Vested During 2017

The table below lists non-employee director share awards that have vested in 2017.

Director	Award Date	Vesting Date	Award Price ($)	Number Vested[1] (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Donadeo[4]	April 1, 2016	April 1, 2017	37.70	9,153	163,392	448,497
Macdonald	April 1, 2014	April 1, 2017	68.96	6,007	177,020	294,343
Davidson	April 1, 2014	April 1, 2017	68.96	4,830	142,333	236,670
Ghersinich	April 1, 2014	April 1, 2017	68.96	4,830	142,333	236,670
Larke[5]	—	—	—	—	—	—
Leiker	April 1, 2014	April 1, 2017	68.96	4,830	142,333	236,670
Madison	April 1, 2014	April 1, 2017	68.96	4,830	142,333	236,670
Marchant	April 1, 2014	April 1, 2017	68.96	4,830	142,333	236,670
Michaleski	November 9, 2016	April 1, 2017	52.74	2,565	66,241	125,685
Raiss	May 13, 2014	April 1, 2017	71.15	4,668	142,371	228,732
Roby[6]	—	—	—	—	—	—
Williams	April 1, 2015	April 1, 2017	54.32	5,387	130,422	263,963

Notes:

1.	Number vested is calculated by multiplying the number of share awards vested (including reinvested dividends) by the performance multiple.
2.	Value of share awards on the award date which does not include the value of reinvested dividends.
3.	Vesting date value is calculated by multiplying the number vested by the vesting price of $49.00 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2017).
4.	Mr. Donadeo received a share award grant of 43,142 shares on April 1, 2014 as Chief Executive Officer which vested on April 1, 2017; vesting value was $4,946,745.
5.	Mr. Larke was appointed to the Board on June 11, 2017; no share awards vested in 2017.
6.	Mr. Roby was appointed to the Board on April 26, 2017; no share awards vested in 2017.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 26

Director Nominees and Compensation

Share Awards and Value Table

The table below lists share awards made to non-employee director nominees in 2017 that remain outstanding as at December 31, 2017.

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec 31/17 Value[2] ($)
Donadeo[3,4,5]	April 1, 2017	April 1, 2020	49.00	3,078	150,822	187,002
	April 1, 2016	April 1, 2019	37.70	4,001	150,838	305,219
	April 1, 2016	April 1, 2018	37.70	4,001	150,838	365,531
	Total			11,080	452,498	857,752
Macdonald	April 1, 2017	April 1, 2020	49.00	2,776	136,024	168,654
	April 1, 2016	April 1, 2019	37.70	3,609	136,059	275,315
	April 1, 2015	April 1, 2018	54.32	2,986	162,200	272,801
	Total			9,371	434,283	716,770
Larke[4,5,6]	August 4, 2017	April 1, 2020	41.01	2,957	121,267	179,651
	August 4, 2017	April 1, 2019	41.01	2,957	121,267	202,614
	August 4, 2017	April 1, 2018	41.01	2,465	101,090	225,202
	Total			8,379	343,624	607,467
Leiker	April 1, 2017	April 1, 2020	49.00	2,475	121,275	150,367
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	245,411
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	219,355
	Total			8,093	372,978	615,133
Madison	April 1, 2017	April 1, 2020	49.00	2,475	121,275	150,367
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	245,411
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	219,355
	Total			8,093	372,978	615,133
Marchant	April 1, 2017	April 1, 2020	49.00	2,475	121,275	150,367
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	245,411
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	219,355
	Total			8,093	372,978	615,133
Michaleski[4,5,6]	April 1, 2017	April 1, 2020	49.00	2,475	121,275	150,367
	November 9, 2016	April 1, 2019	52.74	2,530	133,432	193,003
	November 9, 2016	April 1, 2018	52.74	2,530	133,432	231,141
	Total			7,535	388,139	574,511

Page 27 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Director Nominees and Compensation

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec 31/17 Value[2] ($)
Raiss	April 1, 2017	April 1, 2020	49.00	2,475	121,275	150,367
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	245,411
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	219,355
	Total			8,093	372,978	615,133
Roby[4,5,6]	May 9, 2017	April 1, 2020	47.74	2,540	121,260	154,316
	May 9, 2017	April 1, 2019	47.74	2,540	121,260	174,041
	May 9, 2017	April 1, 2018	47.74	2,540	121,260	232,054
	Total			7,620	363,780	560,411
Williams[4,5,6]	April 1, 2017	April 1, 2020	49.00	2,475	121,275	150,367
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	245,411
	April 1, 2015	April 1, 2018	54.32	2,401	130,422	219,355
	Total			8,093	372,978	615,133

Notes:

1.	Value of share awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of one times.
2.	The value as at December 31, 2017 was based on the closing price of shares on the TSX of $45.68 and it does not include the value of reinvested dividends.

In determining the value as at December 31, 2017, an average performance multiple was applied as follows:

a.	Share awards vesting in 2020: 2 for 2017; 1 for 2018, 1 for 2019 for an average of 1.33.
b.	Share awards vesting in 2019: 2 for 2016, 2 for 2017, 1 for 2018 for an average of 1.67.
c.	Share awards vesting in 2018: 2 for 2015, 2 for 2016, 2 for 2017 for an average of 2.

New hire share awards is an average performance factor for the year(s) from the award date.

3.	Mr. Donadeo received a share award grant of 49,708 shares on April 1, 2015 as Chief Executive Officer which will vest on April 1, 2018. The outstanding value as at December 31, 2017 is $4,541,323. Mr. Donadeo was appointed Chair of the Board on March 1, 2016. In accordance with our annual program, Mr. Donadeo received a new hire share award grant on April 1, 2016 which vests over three years.
4.	A new hire share award grant is based on the aggregate value of the standard annual grant for a three-year period, which is calculated as follows: prorated annual grant value (based on appointment date) + (annual grant value *2). The awards vest annually over three years.

5.	The value as at December 31, 2017 for Messrs. Donadeo, Larke, Michaleski and Roby and Ms. Williams is determined based on the average performance factor for the year(s) before their respective vesting.
6.	Messrs. Michaleski, Larke and Roby and Ms. Williams were appointed to the Board on March 1, 2016, October 3, 2016, June 11, 2017, April 26, 2017 and March 5, 2015, respectively and each received a new hire share award grant.

EQUITY OWNERSHIP

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the non-employee directors as of March 1, 2018. It does not include unvested share awards under the VIP.

Director Nominees	Shares March 1, 2018 (#)	Shares March 1, 2017 (#)	Net Changes (#)	Value[1] ($)	Total Equity at Risk (March 1, 2018)
					Multiple of Retainer Plus Annual Share Based Entitlement	Meets Ownership Requirement
Donadeo	3,227,354	3,167,146	60,208	130,836,931	501.6 times	Yes
Macdonald	56,853	53,748	3,105	2,304,821	12.1 times	Yes
Larke	20,000	—	20,000	810,800	5.5 times	Yes
Leiker	15,588	12,366	3,222	631,938	4.3 times	Yes
Marchant	39,118	34,464	4,654	1,585,844	10.8 times	Yes
Michaleski[2]	6,398	5,000	1,398	259,375	1.8 times	Has until October 3, 2021
Roby[2]	0	—	0	0	0.0 times	Has until April 26, 2022
Williams[2]	9,215	4,880	4,335	373,576	2.3 times	Has until February 27, 2020

Notes:

1.	Calculated based on the total number of shares on March 1, 2018 multiplied by $40.54 (the TSX closing price on March 1, 2018).
2.	Messrs. Michaleski and Roby and Ms. Williams have five years from their appointment dates to comply with the share ownership requirements.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 28

Corporate Governance

BOARD GOVERNANCE POLICIES AND HIGHLIGHTS

BOARD TENURE

✓	Vermilion does not have a term limit for directors. Directors’ experience is a valuable asset to shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time. We also value new perspectives.

✓	Our tenure profile balances experience, diversity and the effectiveness of our Board renewal practice.

✓	56% of director nominees have a tenure less than five years.

INDEPENDENCE AND ALIGNMENT WITH SHAREHOLDERS

✓	All directors, except for Messrs. Donadeo, who is our former Chief Executive Officer, and Marino, our current CEO, are independent.

✓	Effective as of March 1, 2019, Mr. Donadeo, Chair of our Board, will be independent in accordance with NI 52-110.

✓	Mr. Macdonald is an independent Lead Director. Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest. Once Mr. Donadeo becomes independent Chair, the Lead Director role will be eliminated as we will have an independent Chair.

✓	100% of the members of all our committees are Independent.

Page 29 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Corporate Governance

SHARE OWNERSHIP REQUIREMENTS

✓	Director share ownership requirement is three times the annual retainer plus the annual share-based equity.

✓	The directors standing for re-election exceed their share ownership requirement given new non-employee Board members have five years from their appointment date to comply with the Share Ownership Policy requirements.

✓	After the five-year accumulation period, if a director is not in compliance with the required Share Ownership Policy, the director has 30 calendar days to comply.

INDIVIDUAL VOTING AND MAJORITY VOTING

✓	You vote for each director individually. At least 50% of the votes cast must be in favour of that director’s election or that director will be required to submit a resignation for consideration by the Board.

SKILLS AND EXPERIENCE

✓	The directors nominated for election in 2018 bring a wide variety and depth of experience in areas that are important for our success.

✓	Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, and also the final selection of Board members.

BOARD DIVERSITY POLICY

✓	We recognize the importance of gender diversity.

✓	In 2018, we intend to adopt a formal Gender Diversity Policy in respect of the nomination of women to our Board and are evaluating the policy approach with respect to executive level positions.

✓	Within our Company we are developing a mentoring program with focus on women to identify high potential female employees, help develop their management skills and prepare them for senior leadership roles in the future.

WOMEN REPRESENTATION ON THE BOARD

✓	During 2017, two women served on our Board, Ms. Sarah Raiss and Ms. Catherine Williams, representing 20% of our Board.

RELATED PARTY TRANSACTIONS

✓	None of our directors were involved in material related party transactions.

BOARD ANNUAL PERFORMANCE EVALUATIONS

✓	Annually assessments are done by way of a questionnaire conducted by our external legal counsel Norton Rose Fulbright.

IN-CAMERA SESSIONS

✓	The Board and Committees have in-camera sessions without management at all regularly scheduled meetings.

✓	The Lead Director presides over these sessions.

MEETING ATTENDANCE

✓	100% directors’ meeting attendance in 2017.

2017 DIRECTOR VOTING RESULTS

✓	2017 average support for our directors is 99%.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 30

Corporate Governance

GOVERNANCE PHILOSOPHY

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian corporation with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. Securities Exchange Commission (“SEC”), which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for Vermilion as a non-U.S. issuer, however, we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. based issuers listed on the NYSE. Except those areas highlighted in a summary document available on the governance page of our corporate website, we remain in compliance with the NYSE corporate governance standards in all significant respects.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. As noted above, we consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the GHR Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

NOMINATION OF DIRECTORS

The Board, with oversight from the Chair of the Board, is responsible for director succession planning. The GHR Committee, whose members are all independent, is responsible for nominating new directors considering the size of the Board and the requirements of current directors, current and desired skills mix and the performance evaluations of the Board and its members. Our goal is to continuously develop a top performing Board with diverse skills and deep expertise who add value to the business through governance oversight.

In 2017, we have reviewed our size and composition and decided to recruit two additional Board members. To complement our Board, we successfully recruited Messrs. Roby and Larke, who bring diverse skills and expertise. Our director search process includes:

ñ	reviewing the current skills matrix and identifying the desirable skill areas for a new director;

ñ	forming a committee to assist the GHR Committee in administering the search process;

ñ	engaging a search firm to assist with identifying a broad slate of candidates;

ñ	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;

ñ	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;

ñ	obtaining feedback from current directors on short-listed candidates;

ñ	arranging meetings with the Chair of the Board, the Lead Director, Committee Chairs and the CEO and the top candidates to determine interest and availability; and

ñ	recommending the chosen candidates to the Board.

BOARD DIVERSITY POLICY

Vermilion is committed to diversity on its Board and in executive officer positions. The current Board Diversity Policy embraces a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience. The GHR Committee is responsible for annually reviewing the Board Diversity Policy and assessing its effectiveness in promoting a diverse Board.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Company requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available.

One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity and is committed to identifying and appointing executives who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executives.

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Corporate Governance

Accordingly, the current Board Diversity Policy does not include a formal target to be achieved by a specified date for the gender composition of the Board or executive officers.

Gender Diversity on the Board and in Executive Positions

In 2018, we intend to adopt a formal Gender Diversity Policy in respect of the nomination of women to our Board and are evaluating the policy approach with respect to executive level positions.

We are initiating a mentoring program for women in 2018 focusing on development of high-potential women leaders in the Company. The program’s intent is to identify at an early stage high-potential female employees and develop their management skills to help them progress to senior management roles and prepare them for senior leadership roles in the future.

As at March 1, 2018, one of nine (11%) of the Board nominees for election and one of four (25%) of the executives are women.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Director	Other Public Company Directorships
Donadeo	None
Macdonald	None
Larke	None
Leiker	SM Energy Company
Marchant	Valeura Energy Cub Energy
Marino	None
Michaleski	Essential Energy Services Pembina Pipeline Corporation
Roby	None
Williams	Enbridge Inc.

No director is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Information Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than the following: Mr. Macdonald was the Chair of the Board of NorthPoint Resources Ltd. from 2012 to 2016. NorthPoint Resources Ltd. went into receivership on May 30, 2016.

DIRECTORS SERVING TOGETHER

The Board’s approach to Board interlocks is aligned to Canadian Coalition of Good Governance principles limiting the number of the same public companies that Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards.

There are no Board interlocks among the 2018 director nominees.

BOARD ASSESSMENTS

The GHR Committee ensures that each member of the Board, the Committees, the Chair of the Board, Lead Director and the other directors are assessed annually in light of their relevant terms of reference.

Directors complete a number of different evaluations, including:

ñ	rating their own effectiveness and the effectiveness of each Committee; and

ñ	evaluating the contributions of their peers, including the Chair of the Board and the Lead Director, in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are done by way of a questionnaire conducted by our external legal counsel Norton Rose Fulbright. The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the GHR Committee and the Board, who decide whether any changes are needed to the Board’s processes, composition or Committee structure. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2017 indicated that all individuals and groups were effectively fulfilling their responsibilities.

SKILLS AND EXPERIENCE

Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments. The results are then evaluated for individual directors and for the Board as a whole. The skills matrix helps us identify gaps and is used when we search for new directors. In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team Board performance. The GHR Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and skills to ensure the Board is performing well. The Board has completed a discussion on the results with the objective of continuously improving Board effectiveness.

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Corporate Governance

Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments.

Our Board members have significant relevant experience in all facets of our business. All Board members are skilled in all of the following areas. The table below illustrates the skill set of our Board based on:

✓	senior executive experience in the area from a function, role and knowledge perspective and/or significant operational experience; and

✓	some familiarity and specific experience.

Skills / Experience Description	Donadeo	Macdonald	Larke	Leiker	Marchant	Marino	Michaleski	Roby	Williams
Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Managing / Leading Growth – Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Oil and Gas Operations – Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Global Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.	✓	✓		✓	✓	✓	✓	✓	✓
Heath, Safety and Environment – General experience with, or executive responsibility for knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors), that provides a good understanding of the requirements of good corporate governance.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy – Ability to critically read and analyze financial statements.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources and Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Social Responsibility and Stakeholder Relations – General experience with all aspects of social responsibility, and managing of stakeholder relations.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.	✓	✓	✓	✓	✓	✓	✓	✓	✓

CONTINUING EDUCATION

We keep our directors up-to-date in several ways:

ñ	we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our operations, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations, sustainability, human resources and corporate governance best practices and policy updates;

ñ	quarterly reporting is supplemented by special issues update as they may arise; and

ñ	directors go on site visits to see our operations first hand from time-to-time.

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Corporate Governance

2017 Continuing Education

Topic	Presented / Hosted By	Attended / Presented By
Leadership Character, ICD Conference	Institute of Corporate Directors	Ms. Sarah Raiss
Compensation Trends, Board Room Excellence, Leading Minds of Compensation, Compensation Advisory Council, NACD National Conference	National Association of Corporate Directors	Ms. Sarah Raiss

ORIENTATION

Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and our governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:

ñ	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its Committees, and the expected contributions of individual directors;

ñ	providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion;

ñ	inviting the new director to attend a full set of meetings for all of the Committees;

ñ	arranging meetings and discussions with the CEO and each of the executives to review our current operations;

ñ	holding a face-to-face meeting with the Chair of the Board to review and answer questions about the terms of reference for Board members, which includes the Code of Business Conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and

ñ	once a new director is appointed to one or more Committees, the director meets with the chair of each relevant Committee to review its terms of reference and responsibilities.

INDEPENDENCE AND BOARD COMMITTEES

The Board of Directors is responsible for determining whether or not each director is independent. In connection with our listing on the NYSE in 2013, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors will be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and Committee members meet these requirements.

The Independence Standards include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of GHR Committee members. The Board of Directors considers independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the GHR Committee.

Vermilion has never had an Executive Committee – a small Committee of directors that can make decisions without the rest of the Board.

EXPECTATIONS OF BOARD MEMBERS

In addition to independence standards, each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

ñ	attend each meeting and prepare for these meetings by reading the reports and background materials provided;

ñ	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;

ñ	assist in external communications at the request of management of Vermilion;

ñ	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other oil and gas company if that company operates within the Corporation’s core areas including conventional and un-conventional production (but excluding oil sands);

ñ	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;

ñ	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and

ñ	participate on Committees and become knowledgeable about each Committee’s purpose.

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Corporate Governance

MEETING ATTENDANCE

In 2017, the average Board and Committee attendance rate was 100%. Directors are invited to attend Committee meetings on a voluntary basis.

Director	Year Appointed	Committees				Board[1]	Committees				Totals
		AC	GHR	HSE	IR		AC	GHR	HSE	IR
Donadeo	1994					6/6					6/6 (100%)
Macdonald	2002	✓	✓	✓		6/6	4/4	5/5	4/4	1/1	20/20 (100%)
Ghersinich[2]	1994					2/2	2/2			1/1	5/5 (100%)
Larke[3]	2017	✓	✓			3/3	2/2	3/3			8/8 (100%)
Leiker[4]	2012				✓	6/6				2/2	8/8 (100%)
Madison[5]	2004			Chair	✓	6/6			4/4	2/2	12/12 (100%)
Marchant	2010			✓	✓	6/6			4/4	2/2	12/12 (100%)
Marino	2016					6/6					6/6 (100%)
Michaleski	2016	✓	✓			6/6	4/4	3/3			13/13 (100%)
Raiss[6]	2014		Chair	✓		6/6		5/5	4/4		15/15 (100%)
Roby[7]	2017			✓	Chair	5/5			3/3	1/1	9/9 (100%)
Williams	2015	Chair	✓			6/6	4/4	5/5			15/15 (100%)
Aggregate						100%	100%	100%	100%	100%	100%

Notes:

1.	Includes regular Board, strategy and annual shareholder meetings.
2.	Mr. Ghersinich did not stand for re-election to Vermilion’s Board of Directors in 2017.
3.	Mr. Larke was appointed to the Board on June 11, 2017.
4.	In addition to attending Board and IR meetings, Mr. Leiker attended new ventures working team meetings.
5.	Mr. Madison is not standing for re-election to Vermilion’s Board of Directors in 2018.
6.	Ms. Raiss is not standing for re-election to Vermilion’s Board of Directors in 2018.
7.	Mr. Roby was appointed to the Board on April 26, 2017.

SESSIONS WITHOUT MANAGEMENT

In-camera sessions without management present are held at every regularly scheduled Board and Committee meeting. The Lead Director presides over these sessions without management or the non-independent Chair of the Board present and informs management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2017 had in-camera sessions without management present.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting

Retirement Guideline

In 2009, the Board adopted a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted. Mr. Macdonald has reached the age of 70.

The GHR Committee has recommended and the Board has approved that, Mr. Macdonald remain for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategy plan.

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Corporate Governance

TERMS OF REFERENCE

Terms of Reference for the positions described below are reviewed by the GHR Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The Board has adopted terms of reference for the Board that set out all of its responsibilities and duties.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Chair of the Board

The terms of reference for the Chair of the Board address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.

Effective March 1, 2016, Mr. Donadeo transitioned from Chief Executive Officer to Chair of the Board and Mr. Macdonald, our independent Chair of the Board since 2003, transitioned to Lead Director.

Lead Director

The terms of reference for the Lead Director address working with and in an advisory capacity with the Chair and the Board. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Chair of the Board in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management. Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

Committee Chair

The duties and responsibilities of the Chair of each Board Committee are set out in our Committee guidelines. These guidelines cover Committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the CEO detail his duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focuses are on leadership, vision and successful implementation of our strategy.

CODE OF BUSINESS CONDUCT AND ETHICS

We expect all of our directors, officers and employees to act with honesty and integrity. Our Code of Business Conduct and Ethics outlines a framework of guiding principles that cover:

ñ	anti-corruption;

ñ	avoiding conflicts of interest;

ñ	complying with law;

ñ	outside business interests and conflict of interest;

ñ	corporate disclosure;

ñ	confidential information;

ñ	culture of ethical business conduct;

ñ	securities trading;

ñ	anti-hedging policy;

ñ	clawback policy;

ñ	appropriate entertainment, gifts and favours;

ñ	fair dealing;

ñ	workplace conduct and safety;

ñ	responsibility for the environment and conflict of interest;

ñ	anti-bribery and anti-corruption provisions;

ñ	responsibility for upholding the Code;

ñ	reporting violations of the Code; and

ñ	how to seek clarification.

The GHR Committee monitors compliance with the Code ensuring visibility of the Code and expectations and annual sign off. Each director, officer and employee must review and sign off on the Code annually to confirm they understand the Code and have complied with it. The Code of Business Conduct and Ethics and the GHR Committee terms of reference can be found on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”) and is also available on SEDAR at www.sedar.com.

We are not aware of any violations of the Code during 2017 that would require us to file a material change report.

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Corporate Governance

Culture of Ethical Business Conduct

The Board has also approved a Whistleblower Policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous e-mail directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

In 2018, the Board intends to implement the broader use of the Whistleblower Policy to include reporting of any concerns related to discrimination, and/or harassment.

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2017 and to the date of this Circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

RISK OVERSIGHT

The Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks and regularly reports to the Board.

Further, the Committees of the Board receive regular reports from management at each meeting on the risk areas the Committees oversee, and in turn report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews plans for our future business and our overall risk profile and risk management systems, and identifies areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 46 for a detailed review of our compensation design consistent with Vermilion’s approach to risk.

Independent Advice / Analysis

The independent directors may retain independent financial, legal, executive compensation and other experts at Vermilion’s expense whenever they decide they need independent advice or analysis.

OTHER COMMITTEES

In addition to the GHR Committee, our three other standing Committees are:

ñ	Audit;

ñ	Health, Safety and Environment; and

ñ	Independent Reserves.

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Board and Committees

BOARD

✓	Outside of special meetings, Board members meet four times per year. Expectations around attendance and conflict of interest are addressed in the Board Terms of Reference and Guidelines, and our Code of Business Conduct and Ethics a copy of which is available on SEDAR at www.sedar.com and on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

INDEPENDENCE

✓	All of the members of our Committees are independent in accordance with our Independence Standards.

AUDIT

✓	Audit and audit-related fees were 98% of the total fees Vermilion paid to the independent auditors in 2017.

✓	The Audit Committee recommends the reappointment of Deloitte LLP as auditors.

✓	The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOVERNANCE AND HUMAN RESOURCES

✓	The GHR Committee annually reviews governance practices and policies.

✓	To determine executive compensation, the GHR Committee uses publicly available market data as well as survey information from Equilar and Mercer (Canada) Limited and a human resources consulting firm, Hugessen Consulting (“Hugessen”).

HEALTH, SAFETY AND ENVIRONMENT

✓	The Health, Safety and Environment Committee receives regular reports on the audits of our health, safety and environment systems completed throughout the year.

INDEPENDENT RESERVES

✓	The Independent Reserves Committee annually reviews and recommends our reserves and resources and related oil and gas disclosures to the Board.

A copy of the terms of reference for our Board and all Committees is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

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Board and Committees

BOARD OF DIRECTORS

From left to right – Lorenzo Donadeo, Chair of the Board; Larry Macdonald, Lead Director; Stephen Larke; Loren Leiker; William Madison and Dr. Timothy Marchant.

From left to right – Anthony Marino; Robert Michaleski; Sarah Raiss; William Roby; Catherine Williams and Robert Engbloom, Corporate Secretary.

As assessed in accordance with our Independence Standards, as at March 1, 2018, seven of the nine Board nominees (78%) are independent, with Mr. Donadeo, our former Chief Executive Officer, and Mr. Marino, our CEO, as the only non-independent directors.

The Board’s primary responsibility is to foster the long-term success of Vermilion, consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage risk identified.

In 2017, the Board:

✓	Ensured there is a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.

✓	Reviewed and evaluated our business and risk management reports.

✓	Reviewed throughout the year all six components of the Company’s strategic plan.

✓	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.

✓	Approved the Company’s continuous disclosure to shareholders and the investing public, including the annual and quarterly financial statements and Management’s Discussion and Analysis, the Annual Report, the Management Proxy Circular and the Annual Information Form.

✓	Reviewed and approved our 2017 compensation and incentive programs for all employees.

✓	Reviewed and approved our 2017 executive compensation.

✓	Following the recommendation of the GHR Committee, approved the tenure extension for Mr. Madison, as his skill set and expertise would create a vacancy not easily replaceable.

✓	Assessed directors’ independence against our Independence Standards.

✓	Following the recommendation of the GHR Committee, approved the ‘Say on Pay’ advisory vote for 2017 year and confirmed effectiveness of the Board Diversity Policy.

✓	Reviewed its size and composition and approved a recruiting process for additional Board members in 2017 to provide an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company, and approved the appointment of Messrs. Roby and Larke to the Board effective April 26, 2017 and June 11, 2017 respectively, while keeping good governance at the forefront.

International Directorships

Vermilion practices good governance standards with its international subsidiaries and has appointed independent directors to the Boards of our various subsidiaries. Our independence standards are based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.

Board members of Vermilion’s international subsidiaries are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

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Board and Committees

AUDIT COMMITTEE

Left to right – Williams, Committee Chair; Larke; Macdonald and Michaleski.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information to be provided to shareholders and others, internal control systems established by management and the Board and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. All members of the Audit Committee are financial experts.

In 2017, the Audit Committee:

✓	Recommended, following review of the 2017 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.

✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.

✓	Met separately with management and the external auditors to discuss the unaudited quarterly and the December 31 audited consolidated financial statements before recommending that the Board adopt the statements and include them in the Annual Report.

✓	Discussed independence and other matters required under Canadian and U.S. regulations with the external auditors.

✓	Recommended, following review, to the Board for approval the quarterly and year end consolidated financial statements and associated Management Discussion and Analysis, financial press releases and Annual Information Form.

✓	Reviewed and discussed with management and external auditors the reports from Canadian Public Accountability Board (CPAB), including their recommendations to Audit Committees.

✓	Reviewed and discussed with management and external auditors Vermilion’s: adoption of new International Financial Standards (IFRS) for Revenues, Financial Instruments, and Leases; compliance with extensible business reporting language (XBRL) filing requirements; and Extractive Sector Transparency Measures Act (ESTMA) reporting.

✓	Reported to the Board on risk assessment and risk management effectiveness.

✓	Reviewed on an ongoing basis regulatory developments relating to auditor independence. Deloitte LLP has been the Company’s auditor since 2002. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

✓	Approved or pre-approved all services provided by the external auditors.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Audit Fees

Type of Fee	2017 ($)	2016 ($)	Change (%)
Audit Fees[1]	1,658,920	1,545,495	7%
Audit Related Fees[2]	123,000	18,325	571%
Tax Fees[3]	34,828	57,614	(40%)
Total Annual Fees	1,816,748	1,621,434	12%

Notes:
1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2017 and 2016.
2.	Audit-related fees consist of fees billed by Deloitte LLP for assurance and related services that are reasonably related to the performance of the audit or review of Vermilion’s financial statements, but which are not included in the audit fees. Audit related fees increased in 2017 as a result of fees billed by Deloitte LLP for assurance and related services associated with the issuance of Vermilion’s Senior Unsecured Notes.
3.	Tax fees consist of fees for tax compliance services.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 40

Board and Committees

GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Left to right – Raiss, Committee Chair; Larke; Macdonald; Michaleski and Williams.

The GHR Committee assists the Board to review and develop governance practices and processes including recommending processes that enhance Board effectiveness, leading recruitment and ongoing development of directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to oversee succession and development planning for the CEO and senior management.

All members of the GHR Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with new NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards were amended in 2014 to include additional criteria for determining independence of our GHR Committee members. As a foreign private issuer, we are not required to comply with the new requirements for Compensation Committee membership, however, we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the GHR Committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the Chief Executive Officer of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current Chief Executive Officers who may sit on the GHR Committee. However, whether a director was a Chief Executive Officer, particularly of a company in our peer group, would be considered in deciding whether to recommend him or her for appointment to the GHR Committee.

The members of the GHR Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the GHR Committee members have the requisite knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2017, the Governance and Human Resources Committee:

✓	Reviewed the terms of reference for the GHR Committee.

✓	Reviewed Committee structures and procedures to ensure Board independence.

✓	Reviewed the analysis of director and officer questionnaires and director skill matrix to ensure governance standards were met.

✓	Analyzed Vermilion’s corporate governance policies.

✓	Reviewed ‘Say on Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold a ‘Say on Pay’ vote.

✓	Evaluated Vermilion’s compensation and incentive programs and recommended that the Board approve the programs.

✓	Analyzed and recommended executive compensation to the Board for approval.

✓	Reviewed our 2017 peer group.

✓	Assessed corporate performance for 2017 and recommended to the Board for approval.

✓	Monitored succession planning and talent management and retention practices to ensure continued strength in senior leadership and critical positions.

✓	Recommended to the Board tenure extension for Mr. Madison, as his skill set and expertise would create a vacancy not easily replaceable.

✓	Reviewed the effectiveness of the Board Diversity Policy considering the Board’s current and long-term composition. Conducted a search and recommended appointment to the Board of two external directors, Messrs. Roby and Larke, considering the benefits of all aspects of diversity of the Board.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Page 41 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Board and Committees

The GHR Committee reviewed publicly available market data as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, to evaluate executive compensation.

The GHR Committee has the power to and periodically retains the services of an independent compensation consultant to provide information and recommendations on market conditions and appropriate competitive practices.

In 2017, the GHR Committee retained Hugessen to assist in reviewing the ongoing effectiveness of Vermilion’s CEO compensation program. The GHR Committee received Hugessen’s assistance in reviewing:

ñ	competitiveness of the executive compensation philosophy;

ñ	ongoing relevance of the compensation peer group; and

ñ	typical and best practice CEO compensation design and governance provisions.

The advice and recommendations provided by Hugessen are factors considered in the GHR Committee recommendations and the Board’s decisions regarding executive compensation, however, the GHR Committee and the Board do not rely exclusively on such advice and recommendations. The decisions with respect to executive compensation reflect a number of other factors and considerations including peer data, input from management and the discretion of the GHR Committee and Board.

Effective April 26, 2018, Ms. Raiss, Chair of the GHR Committee, is retiring from our Board. We thank Ms. Raiss for her valued contributions to the Board and wish her the very best in her future endeavors. Following the election of individual Board members at the Meeting, a GHR Chair will be appointed from the members of the GHR Committee.

Compensation Work Plan

The GHR Committee follows a work plan to ensure it has continuous oversight and input into compensation programs for the executives and all employees. In addition to the compensation activities, the GHR Committee ensures it has continuous oversight on governance duties and responsibilities through a review of new governance developments and practices, at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
CEO performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review CEO performance.	✓			✓	Review, approve
CEO compensation (including salary, bonus and long-term incentives).	Recommend CEO compensation to the Board for approval in light of performance evaluation.	✓		✓		Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓		Review, approve
Succession and development.[1]	Receive reports on succession and development progress. Review any changes to the executive team.				✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

Note:

1.	Effective as of 2018, succession and development will be reviewed at each quarterly scheduled meeting.

The GHR Committee is committed to strong governance corporate practices. We value opinions of corporate governance commentators including Institutional Shareholder Services Inc. (“ISS”), Glass Lewis and the Canadian Coalition for Good Governance (“CCGG”).

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 42

Board and Committees

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Left to right – Madison, Committee Chair; Macdonald; Marchant; Raiss and Roby.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards. All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2017, the Health, Safety and Environment Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.

✓	Made recommendations on Health, Safety and Environment policies.

✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.

✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment programs.

✓	Recommended the Health, Safety and Environment strategic plan.

✓	Reviewed significant legislative and regulatory changes related to Health, Safety and Environment.

✓	Reviewed and monitored Health, Safety and Environment related sustainability initiatives.

✓	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.

✓	Reviewed and determined that major safety events were properly reported and investigated.

✓	Met independently with management representatives responsible for Health, Safety and Environment at Vermilion.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

INDEPENDENT RESERVES COMMITTEE

Left to right – Roby, Committee Chair; Leiker; Madison and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2017, the Independent Reserves Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly handled.

✓	Monitored Vermilion’s projected annual reserves and production performance.

✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the Board.

✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the Board.

✓	Considered and discussed with management the corporate estimates of finding, development and acquisition costs for annual activities.

✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and resources and future cash flows with management and the independent engineering firm.

✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.

✓	Completed reserves due diligence questionnaire.

✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Page 43 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

COMPENSATION PRACTICES AND HIGHLIGHTS

Overview from Chair of the Board and Lead Director

You have entrusted your investment to us, and the Board is committed to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top mid-cap energy company with global operations.

Compensation objective

We connect our performance metrics to our shareholder commitment by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion including performance compared to its peers. Our corporate performance scorecards include both standard industry metrics and internal measures of performance which are compared to plans established by management and approved by the Board of Directors each year. Pay for performance is the foundation of our compensation philosophy.

Vermilion operates in eight countries with varying regulatory, political and operational complexities, including international operations across several time zones, onshore and offshore operations and a workforce with varying cultural and language differences.

We often compete and partner with some of the world’s largest oil and gas companies for projects, putting enhanced scrutiny on our capital and talent. In order to continue to be operationally successful and deliver sustainable long-term value for our shareholders, we must be able to continue to retain our existing key employees and attract and retain new top talent through competitive compensation having regard to the (often larger) internationally-focused companies with whom we compete or partner with. The GHR Committee and the Board considers these factors when reviewing and considering peer and competitive market data and in determining NEO compensation (including most recently in approving the Compensation Arrangement for our CEO). In that regard, in 2018 we plan to complete a review of our performance and compensation peer groups in light of our international operations to ensure our peer groups are reflective of the complexity of our business and the competitive pressures we face in the markets in which we operate.

Submitted by Lorenzo Donadeo, Chair of the Board

Larry J. Macdonald, Lead Director

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 44

Compensation Discussion and Analysis

Performance Evaluation

✓	The directors review Vermilion’s corporate performance against pre-determined targets, as well as the CEO’s performance against agreed-upon annual objectives. The CEO and all executives must meet their objectives to receive a bonus and long-term incentive award.

✓	CEO compensation is based on 100% corporate performance and executive (excluding CEO) compensation is based on 2/3 corporate and on 1/3 individual.

✓	As a best governance practice, we disclose our scorecards (STIP and LTIP), including the metrics, rationale, pre-established targets, achieved results and the final overall score linked to our compensation program.

Compensation Mix

✓	We ensure compensation for our executives is variable or at risk – only earned when performance targets are met. In 2017, the variable compensation for our CEO and other NEOs was 89% and 75% compared to a peer group average of 82% and 74%, respectively.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓	Holding 5th Annual “Say on Pay” Vote.

✓	4-year average support of 98%.

ANTI-HEDGING POLICY

✓	Prohibits all directors and officers from engaging in any arrangement that is designed to hedge.

CLAWBACK POLICY

✓	Requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.

DOUBLE TRIGGER MANAGEMENT AGREEMENTS

✓	CEO

✓	All new executive agreements.

✓	Current single trigger executive agreements are grandfathered.

ROBUST OWNERSHIP POLICY

✓	CEO, 8 times base salary.

✓	CEO, post retirement holding period of 2 times annual base salary for a period of 12 months.

✓	Executives, 3 times base salary.

Page 45 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

STRATEGY AND OBJECTIVES

Our compensation philosophy and objectives of the compensation program are the same for all staff and aligned with shareholder expectations.

Each employee and executive is eligible to participate in our compensation program including; base salary, short and long-term incentives, which we believe strengthens our organizational alignment consistent with shareholder expectations. We target total compensation between median and top quartile, depending on Company and individual performance. The four objectives that guide the design of Vermilion’s compensation plans are:

ñ	ensuring our operations worldwide are sustainable under a range of commodity price environments and when changes occur in our workforce;

ñ	allowing us to attract and retain high-calibre employees that are important to our success;

ñ	rewarding all employees and executives when their performance and the company’s performance is top quartile; and

ñ	aligning compensation programs with our strategy to ensure prudent risk taking.

COMPENSATION PROGRAM DESIGN

Our compensation program has been designed to ensure reasonable objectives are built in to encourage Company long-term financial sustainability and growth, while ensuring outcomes are in the best interest of shareholders.

Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable – paid only when individual and business outcomes including financial performance objectives are met (see page 71 for details of our total compensation mix for NEOs in the context of 2017 results and compensation).

Employees and executives are rewarded based on their individual performance and impact on Vermilion’s overall success.

Annual Compensation Process

We follow a comprehensive process every year to determine compensation.

Vermilion provides consistency in compensation decisions by conducting a similar evaluation process each year, while also considering current market conditions for employee and executive compensation and taking into account program affordability in the current industry environment. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected) to ensure we understand the possible and actual impacts of our compensation decisions.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 46

Compensation Discussion and Analysis

Our annual compensation process:

Setting Target Compensation Mix and Pay at Risk

Target compensation mix is based on:

ñ	base salary;

ñ	short-term incentive (bonus payments);

ñ	long-term incentive (VIP share awards); and

ñ	beginning in 2018, long-term incentive for the CEO only (Compensation Awards).

As Vermilion’s NEOs directly influence Vermilion’s business results, a higher amount of their pay mix is focused on pay at risk in both short and long-term incentives. Incentive plans are reviewed to ensure alignment to market with plan design “bookends” outlining minimum and maximum payouts. We review the performance scorecard measures annually to determine that the measure(s) accurately reflect our strategy and measure profitability as compared to our peers. We provide the GHR Committee with various market conditions when seeking approval of compensation programs. This stress-testing ensures that the GHR Committee understands the range of potential compensation. We also back-test to review the actual amounts recommended for payout are aligned with our initial expectations based on a combination of corporate and individual scorecard results.

Establishing Performance Objectives

In 2017, we used a balanced scorecard approach to measure corporate performance across multiple metrics.

Our performance indicators included both standard industry metrics and internal measures of performance as compared to plans established by management and approved by the Board.

The corporate performance scorecard metrics are reviewed annually to ensure the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers where data is readily available to the public and that internal metrics are robust.

Previously, we reviewed our scorecard structure and made changes to our model for determining short and long-term compensation with two scorecards for the 2017 performance year:

i.	one scorecard for the annual short-term incentive plan (“STIP Scorecard”); and

ii.	the second scorecard to measure longer-term (“LTIP Scorecard”) business success aligned with shareholder interests and used to determine the VIP grant and evaluate the application of the performance factor on the VIP vesting.

For the 2017 performance year, to provide further clarity to employees, we utilized a STIP Scorecard and an LTIP Scorecard as follows:

The STIP Scorecard included annual measures used to determine the annual bonus awards.

STIP Scorecard
Measures We Use	Why We Use Them
Financial and Operational (75%) ñ Health, Safety and Environment Performance (25%) ñ Annual Production per Share Growth (25%) ñ Annual After-tax Cash Flow Recycle Ratio (25%)	Measures health, safety and environment, efficiency and growth
Annual Relative Total Shareholder Return (25%)	Measures our performance against the performance of our peers

Page 47 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

The LTIP Scorecard included three-year measures used to determine the VIP grant values and the annual performance factor for the VIP vesting. The performance multiple determination for the VIP vesting will continue to be the average of the annual performance factors over the vesting period.

LTIP Scorecard
Measures We Use	Why We Use Them
Three-year Relative Total Shareholder Return (25%)	Measures our performance against the performance of our peers
Financial and Operational (50%) ñ Three-year Production per Share Growth (25%) ñ Three-year After-tax Cash Flow Recycle Ratio (25%)	Measures efficiency and growth
Performance and Strategic Objectives (25%)	Ensures our long-term success is aligned to our long-term strategy

Beginning in 2018, Compensation Awards for the CEO will be administered (grants and vesting) similar to VIP share awards over a five-year period.

How we Manage Pay and Performance

We measure Company performance annually using our balanced scorecards. Company performance along with individual performance are used to determine the annual bonus payout and to determine the annual grant of share awards. The number of Common Shares issued upon vesting of share awards is adjusted by the average performance factor for the applicable vesting period (see page 55 for further details on VIP and Schedule “B” for a Summary of Compensation Arrangement).

How we Measure Performance

We measure corporate performance similar to the way we measure individual performance.

We measure both corporate and individual performance in similar ways with a range of outcomes from underperform to exceptional. Compensation is delivered consistent with results.

Our performance management process includes:

ñ	setting clear expectations for performance;

ñ	communicating performance and development goals, and career aspirations;

ñ	identifying opportunities to learn and grow;

ñ	providing ongoing feedback;

ñ	evaluating results and how they were achieved; and

ñ	recognizing accomplishments.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 48

Compensation Discussion and Analysis

Bonus Plan

As illustrated in the following chart, top performers can receive up to two times their bonus target where underperformers do not receive a bonus payout. The foundation of our program is to incentivize employees and executives to continuously outperform and create shareholder value through their contributions.

Vermilion’s bonus program follows a linear model and is designed to provide a multiplier between 0% to 200% based on an employee’s overall performance. Executive (excluding the CEO) bonus payments are based on one-third individual performance and two-thirds corporate performance, while the CEO performance is based solely on corporate performance as measured in the STIP Scorecard. Individual performance scores are based on the successful achievement of goals and objectives that have a direct and immediate impact on Vermilion’s key performance indicators and overall corporate success. Executives initiate and contribute to the goal-setting process, while the Board has final approval of goals and outcomes.

In 2017, our annual awards corporate performance score was 1.25, which corresponds to top quartile performance (see page 68 for full details on our scorecard). A corporate performance score of 1.25 equates to a 182.5% bonus multiplier for the 2017 performance year for the CEO. In light of competitive market pressures to retain our CEO, and having regard to the criticality of retention over the next five years, the GHR Committee recommended an upward adjustment of 23% to the 2017 bonus payable to the CEO. Since 2014, Mr. Marino’s calculated annual bonus resulting from our scorecard was reduced on average by 51%, representing an aggregate reduction of $740,463 for the 2014, 2015 and 2016 performance years.

Similar to the CEO, since 2014 NEOs (excluding CEO) annual calculated bonuses using our scorecard have been reduced on average by 58% overall, representing an aggregate reduced value of $1,818,316. As a result of significant bonus reductions over the last three years, the 2017 annual bonus payments were increased on average 66%, compared to 2016, representing an average increase of $64,874.

Despite a year-over-year increase in bonus payments and a top quartile corporate performance for the 2017 year, the 2017 NEOs bonus awards were reduced on average by 29% compared to the calculated annual bonus awards using our STIP Scorecard. This is the fourth consecutive year the NEOs calculated bonus awards were reduced.

Long-term Incentive

The annual long-term award values for executives are determined based on the median grant value in the market for each executive position. Annually we review publicly disclosed proxy information for each of our executive positions and benchmark to the median award level of our peer group companies. We also take into consideration previous grant values. April 2017 share award grants for executives in the same position year-over-year were decreased on average by 3% compared to the 2015 levels which were reduced on average by 8% compared to 2014 share award grants as part of a corporate-wide reduction of award levels.

NEO	2017 Annual Share Award ($)
Marino	2,888,746
Hicks	1,399,979
Kaluza	999,992
Jasinski	680,414
Lake	326,634

Page 49 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

Who is Involved in Compensation Decisions

Ultimate accountability for compensation decisions rests with the Board.

Each of management, the CEO, the GHR Committee and our Board have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes correlate to performance.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 50

Compensation Discussion and Analysis

Shareholders Continuous Support

In 2017, approximately 97% of our shareholders who cast an advisory vote on our ‘Say on Pay’ proposal voted in favour of our approach to executive compensation.

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board's approach to executive compensation.

Linking Pay to Performance – Stress-Testing

At the end of the fiscal year, the Board evaluates Vermilion’s and the CEO’s performance against pre-established metrics outlined on the corporate scorecards. Individual NEO performance is evaluated by the CEO through the performance management process.

Each NEO has an individual component when determining the level of bonus payment and share awards granted pursuant to our VIP, while the CEO’s performance is solely based on corporate performance as measured in the STIP and LTIP Scorecards.

ñ	A significant part of executive compensation is not guaranteed and changes year-over-year.

ñ	We must deliver minimum individual and corporate performance under our Bonus Plan – if not, bonuses are reduced.

ñ	We balance each compensation element’s actual payout or grant as compared to the corporate budget.

ñ	Our short-term (bonus) and long-term (share awards) incentives are aligned to the median of the market, and as Vermilion and executives achieve exceptional or top quartile performance, overall compensation can reach top quartile levels.

ñ	Our annual bonus has been designed with a maximum bonus (or cap on spending) and is measured annually.

ñ	One compensation program globally for executives and employees.

Determining Performance-Based Compensation Awards

One of Vermilion’s objectives is to increase shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with evaluating company performance and then linking the compensation program to actual results achieved, particularly with respect to variable pay at risk. Over the last three years Vermilion has generated a compound annualized total return of -2.1% compared to our peer group average of -12.4%, excluding Vermilion.

We believe that key financial results (which are non-standardized measures; see Advisory in Schedule “G”), fund flows from operations per share, return on equity, relative total shareholder return and after-tax cash flow recycle ratio drive our share price. To achieve financial results, we believe we need to meet key operating measures, such as average production volumes, unit production costs and reserves targets. Our operating goals also reflect our strong commitment to health, safety and environment, through our health, safety and environment indicator measures.

Both financial and operating goals are driven by strategic imperatives such as offering best in class health, safety and environment, sustaining a robust portfolio, attracting and retaining extraordinary people, demonstrating operational excellence and operating in an economically, environmentally and socially sustainable manner, while providing top quartile shareholder returns. Additional information about our achievements against these objectives starts on page 62.

Management’s analysis to support compensation recommendations include:

ñ	compensation market information relating to our peer group and the oil and gas industry in local markets;

ñ	Vermilion’s performance and position against our peers;

ñ	suggestions from governance-minded organizations, such as the CCGG, ISS and Glass Lewis;

ñ	individual performance against stated objectives;

ñ	look forward to potential market conditions;

ñ	compensation trends and practices;

ñ	executive pay relative to TSR; and

ñ	corporate performance scorecards (STIP and LTIP Scorecards) are used to assess overall corporate results and are major drivers in determining short and long-term incentives (bonus and share awards).

Total fees paid to consultants was $89,183.

Consultants	2017 ($)	2016 ($)
Surveys (Mercer and Equilar)	39,098	50,990
Executive Compensation (Hugessen)	50,085	Nil
Total	89,183	50,990

Page 51 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

The GHR Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee’s actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios – stress-testing compensation – ensures that the GHR Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.

In consultation with management, the GHR Committee makes recommendations to the Board on compensation, incentives, and benefit plans for the executive team and employees. GHR Committee may, when it feels it is necessary, get advice from an outside consultant.

In 2017, the GHR Committee retained the services of Hugessen to review the competitiveness of the executive compensation philosophy,

ongoing relevance of the compensation peer group and typical and best practice CEO compensation design and governance provisions. The advice and recommendations provided by Hugessen are factors considered in the GHR Committee recommendations and the Board’s decisions regarding executive compensation, however, the GHR Committee and the Board do not rely exclusively on such advice and recommendations. The decisions with respect to executive compensation reflect a number of other factors and considerations including peer data, input from management and the discretion of the GHR Committee and Board.

The Board receives a report and recommendations from the GHR Committee and makes the final decision on compensation for the executives and the overall program for all employees.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 52

Compensation Discussion and Analysis

ELEMENTS OF COMPENSATION

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay at risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These pay at risk elements include both short-term bonus and long-term incentives. Other elements include benefits, perquisites, savings plan and other benefits as applicable to our employees in other jurisdictions which are not based on individual achievements.

Direct Total Compensation (three elements)

Targeted at the 50th percentile of the Company’s peer group. Can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect Compensation (two elements) Dependent on base salary (e.g. Savings Plan) or a flat amount (e.g. parking).

	Base Salary	Bonus Plan	Long-term Incentives	Benefits and Perquisites[1]	Savings Plan[1]
What we provide	Fixed amount paid to an employee	Variable amount paid to an employee	Variable amount paid to an employee in the form of share awards	Include extended health, dental, life insurance, wellness benefits and parking	Employees may contribute to a registered or non-registered plan for self and/or spouse
Why we provide	For skills and knowledge employees deliver to Vermilion Provides income certainty to attract and retain employees	Rewards employees for personal contributions and achievement of organizational objectives Enhances retention	Rewards employees for achievement of long-term corporate objectives Enhances retention Promotes sustained increases in shareholder value and drives achievement of long-term strategy	Helps maintain a healthy lifestyle Enhances retention	Encourages ownership of Vermilion shares Aligns employee interests with those of shareholders
Target Market alignment	Median, based on performance and internal equity	Up to top quartile, based on performance	Up to top quartile, based on performance	Median	Median
Performance period	Day-to-day	One year	Three years[2]	Day-to-day	Day-to-day
How payout works	Provided each pay period

Based on a percentage of eligible earnings and targets for executives

Bonus payment for CEO based on 100% corporate results, executives on 1/3 individual and 2/3 corporate, employees on 2/3 individual and 1/3 corporate

Paid in cash or shares or combination of both. Executive receive at least 50% in shares with after-tax dollars

			Grant based on job level, overall performance and effort towards achieving corporate objectives Prorated for new hires	Provided each pay period	Contributions provided each pay period, restriction on employer portion for one year
Triggers	Evaluated annually and on job change	“Good” individual performance and/or corporate performance – tied to “Corporate Performance Scorecard” (see page 68)	Cliff vesting tied to average “Corporate Performance Scorecard” over the vesting period (see page 68)	Benefits provided to all employees Parking only provided for senior level employees	Employee’s maximum contributions are matched 1.5 times to a maximum total contribution of 17.5% (including employee contributions)
Risk	No risk	At risk reward	At risk reward	No risk	At risk based on stock price

Notes:

1.	Benefits and perquisites and Savings Plan may include other compensation as applicable to our employees in other jurisdictions.
2.	Beginning in 2018, introducing share awards with a five year vesting subject to shareholder approval.

Page 53 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

Bonus Plan

Bonuses may be paid in cash, shares or a combination of both. For 2017, the Board determined that bonuses for Canadian (including Canadian NEOs) and Canadian expatriate employees be funded though shares from treasury. The number of shares issued in payment of the bonus is calculated using the TSX five-day weighted average closing price before the bonus is granted. Bonus shares vest immediately upon issue. Shares issuable under the Bonus Plan may not be priced or issued during an internal trading blackout (a period when employees may not trade in Vermilion securities). Currently the Bonus Plan is subject to a maximum of 300,000 Common Shares that can be issued in any calendar year. For 2017 bonuses, a total of 154,382 shares were issued under the Bonus Plan.

Recognition of Significant Contributions

In certain limited circumstances where an employee makes significant contributions to a specific project, in addition to the regular annual bonus program, an employee may receive an additional bonus award in recognition of contributions to a specific project. Bonus awards of this nature were not provided to executives or employees for the past three years.

Vermilion Incentive Plan

The VIP was approved by shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion from a trust to a corporation. On May 1, 2013, the VIP treasury rolling reserve was reduced from 10% to 5%, non-employee director participation limits were amended and all unallocated share awards were approved for an additional three years. On May 6, 2016, the VIP treasury rolling reserve was further reduced from 5% to 3.8% and the non-employee director participation limits were amended to align with shareholder advisory policies. Shareholder approval of unallocated share awards is required in 2019. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule “C” to the Circular. Vermilion’s compensation is designed on the principle of “one plan for everyone”, the Board, executives and employees together to drive organizational performance in the best interest of our shareholders.

The following information regarding share awards under the VIP is as of December 31, 2017.

Total Authorized for Reserved[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Authorized for Issue[3] (Percent of Outstanding Shares)
4,582,108 (3.8%)	1,685,161 (1.40%)	2,896,947 (2.40%)
Notes:
1.	The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.
2.	The number of shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants and assumes a payout multiplier of one times for the performance awards. It represents share awards granted net of cancellations.
3.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.8% of the outstanding Common Shares from time-to-time.

The aggregate potential dilution of all issued and outstanding awards and shares authorized for issuance under Vermilion’s equity compensation plans is 3.8% of total issued and outstanding Common Shares from time-to-time. The burn rate shows how rapidly a company is using its shares reserved for equity compensation plans.

The burn rate is calculated by dividing the number of share awards granted in a given year by the weighted average issued and outstanding Company’s shares. The following table summarizes Vermilion’s three-year annual and average three-year burn rate as at December 31 of the applicable year.

Year	Share Awards Granted[1] (#)	Bonus Plan Shares[2] (#)	Savings Plan Shares[3] (#)	Basic Weighted Average of Issued and Outstanding as at December 31 (#)	Burn Rate
					Share Awards Granted	Bonus Plan Shares	Savings Plan Shares	Total
2017	562,721	72,424	124,824	120,581,785	0.47%	0.06%	0.10%	0.63%
2016	777,257	82,894	109,998	115,695,352	0.67%	0.07%	0.10%	0.84%
2015	608,862	9,641	47,434	109,641,863	0.56%	0.01%	0.04%	0.61%
Average Three-year Burn Rate:					0.56%	0.05%	0.08%	0.69%

Notes:

1.	Number of share awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of one times. It does not include cancellations.
2.	Shares issued under the Bonus Plan in the year noted.
3.	Shares issued under the Savings Plan in the year noted.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 54

Compensation Discussion and Analysis

All share awards granted to executives are 100% performance-based. Other employees can choose to receive their awards as either:

ñ	100% of their grant as a performance-based award; or

ñ	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based share awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. Performance-based awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board, and are delivered to the recipient less the applicable tax withholdings.

2017 Performance Multiple = 2.0 Average Performance Factor over a Three-year Period (2014 – 2016)
2016 Annual Performance Factor:	2.0
2015 Annual Performance Factor:	2.0
2014 Annual Performance Factor:	2.0
Subtotal (Three-year Period)	6.0
Three-year Average (6.0 / 3)	2.0

Except with respect to new hire or promotional awards (where they vest annually over three years), annual share award grants vest on April 1 of the third year after they were granted, or in certain circumstances on a later date if employees are subject to a trading blackout at the time of the vest.

Once vested, all share awards are settled in shares, in cash (equal to the value of the shares) or in a combination of both, as decided by the Board. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in shares issued from treasury.

The maximum number of Common Shares that may be issued from treasury to non-employee directors is limited to the lesser of annual share award value of $150,000 per annum and 0.50% of our Common Shares issued and outstanding.

Commencing in 2018, we are introducing a five-year term Compensation Award granted under the Compensation Arrangement, subject to shareholder approval at the Meeting. A summary of the Compensation Arrangement is set forth in Schedule "B” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 21, 2018 under “Other Securityholders Documents”).

The Compensation Arrangement provides long-term incentive awards for our CEO, the sole participant under the plan. Compensation Awards will be settled with Common Shares issued from treasury.

Corporate Performance Impact

Our balanced corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators and align to our business. See page 68 for details of our Corporate Performance Scorecard.

For 2017, the Board reviewed the corporate performance for the LTIP Scorecard and determined that Vermilion’s performance was in the first quartile of the scorecard resulting in a performance factor of 2.0 times.

For new hires and promotions, only the performance factor for the year(s) prior to the vesting date is applied. In the second year and going forward, the performance factor for years worked at Vermilion are averaged and applied.

VIP Performance Factor Payout

Quartile Ranking	VIP Performance Factor Payout
1st Quartile	2.0 times
2nd Quartile	1.5 times
3rd Quartile	1.0 times
4th Quartile	0 times

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our shareholders. They must meet and maintain ownership requirements within specific timeframes (see page 59 for full details). We believe our Share Ownership Policy governs the holding of shares inclusive of vesting of all of our share-based compensation. These shares must be held until the executive resigns or retires from the Company.

Effective February 28, 2018, the CEO’s minimum share ownership requirement is increased from five to eight times annual base salary in shares. Also, the requirement to hold shares for a period of 12 months after resignation or retirement is increased from one to two times base salary in shares.

Page 55 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

Securities Authorized for Issue under Equity Compensation Plans – December 31, 2017

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Average Exercise Price of Outstanding Share Awards ($)	Number of Shares Remaining Available for Future Issue Under Plans[1,2] (#)
All rights approved by shareholders
Rolling Reserve (3.8%) 120,581,775 *3.8%	4,582,108
ñ Vermilion Incentive Plan	1,685,161	46.77[3]	2,494,195
ñ Bonus Plan[4] (300,000 annual maximum)	n/a	n/a	227,576 (300,000 – 72,424)
ñ Savings Plan[5] (300,000 annual maximum)	n/a	n/a	175,176 (300,000 – 124,824)
Plan not approved by shareholders ñ Compensation Arrangement (100,000 annual maximum)	Subject to shareholder approval at the Meeting.
Remaining Available for Future Issuance ñ All Plans	2,896,947

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.8% of the outstanding Common Shares from time-to-time, subject to caps of 300,000 Common Shares per year under each of the Bonus Plan and the Savings Plan. This represents a total of 4,582,108 Common Shares as at December 31, 2017.
2.	2,896,947 Common Shares remain available for future issuance is based on a 3.8% rolling reserve.
3.	Weighted average of the share awards on the date of grant.
4.	227,576 is calculated as follows: maximum reserved (300,000) less number of shares issued (72,424) in a calendar year.
5.	175,176 is calculated as follows: maximum reserved (300,000) less number of shares issued (124,824) in a calendar year.

Savings Plan

Funds contributed to our Savings Plan are used to acquire Vermilion shares issued from treasury, on the open market or combination of both. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. The purpose of the Savings Plan is to encourage ownership in Vermilion. Shares purchased with the employer contribution within the Savings Plan are restricted from sale for a one-year period from the contribution date. Where the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2017, a total of 124,824 shares were issued from treasury at prices per share between $38.98 and $56.96.

We do not have a pension plan for any Canadian-based employees, nor do we offer any deferred benefits.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Benefits provided to employees globally may vary depending on the jurisdictions the employees are located in. Costs for NEOs have been included in the Summary Compensation Table on page 77.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The GHR Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide executives with parking and an executive health plan as perquisites.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 56

Compensation Discussion and Analysis

PEER GROUP

Corporate Performance Peer Group

Every year we review and select a peer comparator group for performance benchmarking and compensation purposes based on discussions among the Board of Directors, management and, when deemed appropriate, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of our business model, size, operations and scope.

2017 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	1,219	122,937	6,224	5,214
Baytex Energy Corporation	Calgary	1,092	70,242	4,372	884
Birchcliff Energy Ltd.	Calgary	557	67,963	2,627	1,170
Bonavista Energy Corporation	Calgary	553	72,156	2,959	566
Bonterra Energy Corp.	Calgary	203	12,827	1,126	510
Crescent Point Energy Corporation	Calgary	3,303	176,013	16,005	5,229
Crew Energy Inc.	Calgary	214	23,061	1,388	470
Enerplus Corporation	Calgary	1,142	84,711	2,646	2,981
Gran Tierra Energy Inc.	Calgary	547	32,105	1,793	1,314
MEG Energy Corp.	Calgary	2,169	80,774	9,355	1,512
NuVista Energy Ltd.	Calgary	378	29,783	1,186	1,396
Obsidian Energy Ltd.	Calgary	437	31,723	3,008	787
Paramount Resources Ltd.	Calgary	491	44,970	5,091	2,616
Parex Resources Inc.	Calgary	856	35,541	1,407	2,810
Pengrowth Energy Corporation	Calgary	673	40,428	1,911	552
Peyto Exploration & Development Corp	Calgary	703	102,614	3,845	2,478
Seven Generations Energy Ltd.	Calgary	2,207	175,000	7,295	6,307
Surge Energy Inc.	Calgary	241	14,922	1,232	487
TORC Oil & Gas Ltd.	Calgary	394	20,871	2,036	1,478
Tourmaline Oil Corp.	Calgary	1,647	242,325	10,182	6,175
Whitecap Resources Inc.	Calgary	1,001	57,450	5,961	3,741
Average (excluding Vermilion)	Calgary	954	73,258	4,364	2,318
Vermilion	Calgary	1,099	68,021	3,975	5,578
Vermilion’s position (out of 22)[5]	–	7	10	9	3
Statistical Distribution (excluding Vermilion)
25th Percentile	–	437	31,723	1,793	787
Median	–	673	57,450	2,959	1,478
75th Percentile	–	1,142	84,711	5,961	2,981
Vermilion Percentile	–	71	57	62	90

Notes:

1.	Figures reflect 2017 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. Gran Tierra Energy Inc. and Parex Resources Inc. report in U.S. dollars. The sales figure has been converted at a 2017 average rate of 1.298 (USD/CAD). The assets figure has been converted at a December 31, 2017 rate of 1.255 (USD/CAD).
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2017.
5.	Position order is from largest to smallest.

Page 57 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

In February 2017, the corporate performance peer group selection process was reviewed and updated to expand the peer group to meet the desired size of 15 to 25 companies. This was required because many of the members of previous peer group no longer met the previous selection criteria. The screening for available peers began with the independent S&P/TSX Oil & Gas Exploration & Production Index. Index participants were then filtered to identify upstream producers only through the application of Global Industry Classification Standards (GICS) subgroup classification code 10102020. Members most comparable to Vermilion in terms of market capitalization and business model were identified using the following size criteria:

ñ	trailing 12-month revenues (derived primarily from direct investment in oil and gas extraction) of between 0.2x and 5x Vermilion’s trailing 12-month revenue; and

ñ	total assets between 0.2x and 5x Vermilion’s total assets.

A review of the peer group is completed annually to identify situations where unusual circumstances have meaningfully impacted a company's qualification for inclusion. The selection process provides a guideline for removal of companies that become the target of a merger or acquisition during the course of the period being measured. The 2017 peer group is comprised of 22 companies, including Vermilion.

For 2018, the Board of Directors has elected to increase our peer group by two companies, resulting in a peer group of 24. As we continually evaluate the appropriateness of our peer group using our selection criteria, two additional companies (Raging River Exploration Inc. and Spartan Energy Corp.) warranted inclusion in our peer group for the coming year.

Compensation Peer Group

A compensation peer group has been established to closely align compensation to the companies close to Vermilion in terms of size and which have a similar compensation philosophy, particularly to target market position for base salaries.

For Board and executives, role specific data is gathered from corporate performance peer group proxies. If the information for an executive position is not disclosed in the proxy, then peer specific market data from the Mercer Total Compensation Survey (“MTCS”), our data provider, is gathered.

To establish an MTCS compensation peer group, the following criteria must be met: (i) companies must be included in Vermilion’s corporate performance peer group; and (ii) they must participate in the MTCS.

In 2018, we plan to review the current compensation peer group. Our current peer group includes companies with operations limited to North America, while Vermilion is an international company with operations in eight different countries. We compete for top talent with large companies with international exposure and we believe it is important to ensure the most comparable peer group as an input to decisions that will impact attraction and retention going forward.

Annualized Total Shareholder Return1

Vermilion generated a total shareholder return to investors of -14.6% for the year ending December 31, 2017 compared to a peer group average (excluding Vermilion) of -30.0%, a compound annualized total return of -2.1% over the last three years and 2.4% over the last five years compared to our peer group average of -12.4% and -8.2%, respectively.

Notes:

1.	Annualized total return for period ended December 31, 2017.
2.	Five year peers’ average TSR excludes Seven Generations Energy Ltd. as it was not publicly traded prior to October 2014.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 58

Compensation Discussion and Analysis

EXECUTIVE OWNERSHIP GUIDELINES

The Share Ownership Policy manages the holding of shares until separation from the company and is in place of any restriction on sale of shares after vesting of awards. Effective as of February 28, 2018, the ownership requirement for the CEO is amended as follows:

ñ	increased share ownership requirement from five to eight times the annual base salary; and

ñ	increased post retirement/resignation holding from one to two times base salary for a period at least 12 months.

Share Ownership Policy: (times base salary)	CEO	Executives (Excluding CEO)
Required Share Ownership	8 times	3 times
Average Share Ownership	18.6 times	10.4 times
Post Retirement/Resignation Required Share Ownership	2 times	n/a

Executives have five years to accumulate the minimum number of shares required from the time they enter the position. The value of unvested share awards are not included in the calculation of ownership. All our executives meet and exceed ownership requirements.

After the five-year accumulation period, if an executive is not in compliance with the required Share Ownership Policy, the executive has 30 calendar days to comply.

CLAWBACK POLICY (RECOUPMENT OF INCENTIVE COMPENSATION)

Vermilion has a policy regarding recoupment of any incentive payment to an executive officer where:

ñ	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;

ñ	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and

ñ	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

In such circumstances, the Company will seek to recover from such executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Recoupment of incentive compensation policy can be found in the Code of Business Conduct and Ethics filed on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

TRADING IN VERMILION SECURITIES

Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

ñ	provides guidelines on material information and appropriate disclosure procedures;

ñ	imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;

ñ	allows for transactional trading blackouts to be imposed from time-to-time for relevant personnel;

ñ	gives guidance on the appropriate handling of confidential information; and

ñ	requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

ANTI-HEDGING POLICY

In 2014 Vermilion adopted an anti-hedging policy that prohibited all directors and officers of the Corporation from purchasing or writing financial instruments, such as puts and call options, prepaid variable forward contracts, equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer, subject to certain exceptions. In March 2016, the Board approved an amendment to the anti-hedging policy in the Code of Business Conduct and Ethics to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer. Consistent with the existing policy, the revised anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.

The amended policy is a robust anti-hedging policy aligned with best governance practices.

Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2017, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

Page 59 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Compensation Discussion and Analysis

SUCCESSION PLANNING

We have a succession plan for our executive team.

President and Chief Executive Officer Succession Planning Strategy

The Board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion's approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. We seek to develop and promote talent within the company to leadership roles including C-Suite positions and have been successful in doing so as evidenced by:

✓	Mr. Marino promoted to President and Chief Executive Officer from President and Chief Operating Officer in March 2016;

✓	Mr. Kaluza promoted to Executive Vice President and Chief Operating Officer from Vice President Canadian Business Unit in March 2016; and

✓	Mr. Glemser promoted to Vice President and Chief Financial Officer from Director, Finance effective April 7, 2018.

We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:

ñ	internal leadership development to enhance knowledge of the Company, industry and key leadership skills; and

ñ	enrollment in relevant university or executive leadership programs.

The GHR Committee is responsible for:

ñ	reviewing our talent pool and succession plan on an ongoing basis; and

ñ	ensuring the succession plan is presented to the Board each year.

The Board ensures that directors have opportunities to get to know and become familiar with the work of those employees who have been identified as potential executives and senior management staff.

In 2018, we are initiating a mentoring program for women focusing on development of high-potential women leaders in the Company. The program’s intent is to identify at an early stage high-potential female employees and develop their management skills to help them progress to senior management roles and prepare them for leadership roles in the future.

PRESIDENT AND CHIEF EXECUTIVE OFFICER REVIEW

The GHR Committee oversees the performance review of the CEO. Tables on pages 62, 63, 64 and 68 show Vermilion’s achievements under Mr. Marino’s leadership in 2017. Additional information on his personal achievements is set out on page 74.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 60

2017 Results and Compensation Impact

2017 Strategic Objectives were to:

Page 61 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

2017 Results and Compensation Impact

2017 STRATEGIC PLAN PERFORMANCE

To determine base salaries, bonuses and long-term incentives for executives we consider our achievements during the year as compared to our long-term strategic plan as part of our corporate performance scorecards. Achievements on the six components of our strategic plan and the NEOs responsible are shown below.

Strategic Plan	Achievements	NEOs
1. Best in Class Health, Safety and Environment (“HSE”)

✓      Continuous improvement in leading and lagging indicators on standard industry measures such as emergency response exercises, lost time incidents and spill volumes. See notes 2 and 3 on page 65. Implemented our Corporate Process Hazards Analysis Standard in support of our focus on process safety.

✓      Reduced spill volumes by 83% reduction in spill volume from 2016. Last year’s spill volume was the lowest since we began tracking this metric in 2004.

✓      Developed customized training programs related to HSE leadership and operator competency that combine HSE culture, knowledge management and technical safety, resulting in a direct improvement of our HSE performance and our capacity to integrate new operating areas.

✓      Developed and implemented a comprehensive HSE integration plan for Vermilion’s new and emerging operations in Germany, Central Eastern Europe, United States and Ireland.

✓      Designed Vermilion “High 5” behavioral safety program for implementation in 2018.

✓      In 2017, Vermilion was recognized by CDP with a Climate Leadership Level rating of A-. We were the only Canadian Energy Sector company, one of only two in North America, and 18 globally to achieve a Leadership Level score this year. As context, only 9% of 6,020 companies achieved an ‘A or A-‘ grade for performance in 2017.

✓ Marino ✓ Kaluza ✓ Lake
2. Top Quartile Shareholder Returns

✓      Generated a total shareholder return of -14.6% in 2017, compared to a peer group average, excluding Vermilion, of -30.0%, and an S&P/TSX Oil & Gas Exploration & Production Index total return of -15.4%.

✓      Annualized three-year return of -2.1% ranked in the top quartile among our peers.

✓      Increased fund flows from operations 18% year-over-year resulting from higher production volumes and a stronger commodity price environment.

✓      In keeping with our model of self-funded growth, our payout ratio in 2017 for exploration and development capital expenditures and cash dividends was 88% of fund flows from operations.

✓      Maintained our monthly cash dividend of $0.215 per share. Vermilion is the only one of its peers that has never cut its dividend. Effective with the April 2018 dividend, the Board has approved a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share.

✓      Participated in approximately 470 meetings with capital markets participants including institutional investors, research analysts, sales, retail brokers, media and others.

✓      Delivered 3% production per share growth year-over-year in 2017. Proved plus probable reserves on a per-share basis increased by 3% year-over-year.

✓      Continued to execute value-adding acquisitions, including a strategic partnership in Corrib, whereby CPPIB will acquire Shell’s 45% interest in Corrib and, at closing, Vermilion expects to assume operatorship of Corrib. In addition to operatorship, CPPIB plans to transfer a 1.5% working interest to Vermilion, which represents incremental production of approximately 850 boe/d (100% gas). The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018.

✓ Marino ✓ Hicks ✓ Kaluza ✓ Jasinski

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 62

2017 Results and Compensation Impact

Strategic Plan	Achievements	NEOs
3. Robust Portfolio

✓      Achieved 3% growth in proved plus probable reserves to 298.5 mmboe.[1]

✓      Vermilion's GLJ 2017 Resource Assessment indicated risked low, best, and high estimates for contingent resources in the Development Pending category of 107.3 mmboe[2], 176.7 mmboe[2] and 253.6 mmboe[2]. Over 80% of our 2017 risked contingent resources reside in the Development Pending Category, reflecting the high quality nature of our contingent resource base.

✓      In Canada, we negotiated and subsequent to year-end, announced and closed an acquisition of a private southeast Saskatchewan producer. The acquisition added over 1,000 bbl/d of high netback 40° API oil and 42,600 net acres of land straddling the Saskatchewan and Manitoba border, near Vermilion's existing operations in southeast Saskatchewan. The acquisition aligns with our sustainable growth-and-income model by targeting low risk assets with high netbacks, low base decline rates, high capital efficiencies on future development, and strong free cash flow generation.

✓      In the Netherlands, we completed a 315 square kilometre 3D seismic survey in the Akkrum exploration licence and the South Friesland III production licence, our first new 3D data acquisition since entering the Netherlands in 2004.

✓      In Hungary, we were recently awarded a license for the Bekessamson concession for a 4-year term. Located adjacent to our existing South Battonya concession in southeast Hungary, the Bekessamson concession covers 330,700 net acres (100% working interest) and more than doubles the size of our total land position in the country.

✓      Continue to employ prudent fiscal management strategies, providing the Company a balance sheet with sufficient dry powder to quickly capitalize on new acquisition opportunities as they present themselves to Vermilion, should those opportunities meet our stringent thresholds for shareholder returns. This is reinforced by our strong balance sheet metrics, as we had a trailing net debt-to-FFO ratio of 2.3x at December 31, 2017, compared to a trailing ratio of 2.8x at the end of 2016, or 1.9x based on Q4 2017 annualized FFO compared to 2.4x based on Q4 2016 annualized FFO.

✓ Marino ✓ Hicks ✓ Kaluza
4. Operational Excellence

✓      Achieved record average annual production of 68,021 boe/d during 2017, an increase of 7% from 2016. Production in the fourth quarter of 2017 averaged 72,821 boe/d.

✓      Operating recycle ratio[3] was 2.8x in 2017, or 3.3x based on a 3-year average, compared to 2.7x for the preceding 3-year average. This reflects Vermilion’s ability to improve our investment efficiency on a consistent, long-term basis despite the volatile nature of commodity prices.

✓      Increased our operating netback (excluding hedging) by 20% compared to 2016, resulting from our ability to control costs year-over-year in order to maximize cash flow generation from a more favourable commodity price environment in 2017.

✓      Increased production from Vermilion's Mannville play by 44% as compared to 2016. Mannville production in 2017 exceeded 15,800 boe/d.

✓      Over the course of 2017, increased production on the properties acquired from Engie in December 2016 by approximately 10% without any drilling activity. This is our first operated production position in the large German E&P sector.

✓      On a per-unit basis, annual operating and G&A expenses decreased by 25% and 31%, respectively, over the past five years, and these lower cost levels are the “new normal” for Vermilion. Finding and Development Cost (including Future Development Cost) has been reduced by 70% since 2012.

✓ Marino ✓ Kaluza ✓ Lake

Page 63 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

2017 Results and Compensation Impact

Strategic Plan	Achievements	NEOs
5. Extraordinary People

✓      Recognized by the Great Place to Work® Institute as one of the Top 30 Best WorkplacesTM in Canada, Top 35 Best WorkplacesTM in France, and Top 15 Best WorkplacesTM in the Netherlands.

✓      Recognition in 2017 Globe and Mail’s Board Games survey ranking 4th out of 31 companies in the oil and gas sector and in the top quartile of Canadian corporations in the S&P/TSX Composite Index.

✓      Recognized for excellence in managing governance risk by Institutional Shareholder Services QualityScore with decile scores of “1” for Environment practices, “2” for Social practices and “3” for Governance practices. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

✓      Listed in the 2017 Best Practices report by the Coalition for Good Governance for our Proxy Circular disclosure on benefits and perquisites, demonstrating our best in class governance disclosure.

✓      In, 2017 54% of global position vacancies were filled by internal candidates, via promotion or lateral moves, which demonstrates our commitment to providing career development for existing employees.

✓ Marino ✓ Jasinski
6. Integrated Sustainability

✓      Vermilion has earned recognition on the Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada listing every year since the list’s inception in 2014, in 2017, we ranked 13th, and were the highest rated oil and gas company on the list.

✓      Between 2016 and 2017, Vermilion's MSCI ESG (environment, social and governance) rating increased from BBB to A, and our score on MSCI's Governance Metrics Report ranks Vermilion in the 70th percentile globally.

✓      In February 2018, Vermilion received the Finance and Sustainability Initiative's ("FSI") award for Best Sustainability Report in the Non-Renewable Resources - Oil and Gas category for 2018, relating to our 2016 Sustainability Report. Based in Montreal, the FSI is a non-profit organization dedicated to promoting sustainable finance and, more specifically, responsible investment to financial institutions, companies, and universities. Sustainability reports were graded on a number of criteria, including transparency and balance, reliability and completeness, and the use of ESG materiality.

✓      The Company received a top quartile ranking for our industry sector in RobecoSAM’s annual Corporate Sustainability Assessment (“CSA”). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.

✓ Marino ✓ Kaluza ✓ Jasinski

Notes:

1.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2018 with an effective date of December 31, 2017.
2.	Estimated risked contingent resource estimates as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2018 with an effective date of December 31, 2017. See Appendix A of Vermilion’s 2017 Annual Information Form for further details on the chance of development and other country-specific contingencies.
3.	Non-GAAP measure. See Advisory in Schedule “G”.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 64

2017 Results and Compensation Impact

2017 PERFORMANCE – CORPORATE SCORECARDS MEASURES

Our corporate performance scorecards include both standard industry metrics and internal measures of performance which are compared to plans established by management and approved by the Board of Directors each year. The following tables describe 2017 STIP Scorecard and LTIP Scorecard measures and provide rationale for selecting each measure.

STIP Scorecard (Bonus Determination)

Measure[1]	Description	Rationale
Health, Safety & Environment (“HSE”)	Year-end performance is measured against an industry typical set of leading[2] and lagging[3] indicators. These measures are reflective of responsible, safe and sustainable operations.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management’s interests are aligned with HSE performance.
Production per Share (“PPS”) Growth	Annual measure of our ability to grow production on a per share basis. PPS = Total production for year / weighted average shares outstanding for year PPS Growth = Current year PPS / Prior year PPS - 1	Production growth on a per share basis influences equity returns and includes the dilutive impact of equity issuances.
After-tax Cash Flow Recycle Ratio

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given year. The ratio is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year.

After-tax cash flow recycle ratio = Fund flows from operations netback / FD&A costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1.     ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.     the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment.

One-year Relative Total Shareholder Return (“TSR”)

One-year TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

One-year relative TSR = [(Current year closing share price + Dividends declared during the year) / Prior year closing share price] - 1

One-year relative TSR combines share price change and dividends paid to quantify the total return delivered to our shareholders, expressed as an annual percentage.

We compare Vermilion’s TSR to the TSR calculated for our peer group of companies to provide an objective assessment of our relative performance over a one-year period.

Notes:

1.       The STIP Scorecard measures include non-standardized or non-GAAP measures. See Advisory in Schedule “G”.

2.       Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercise.

3.       Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

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2017 Results and Compensation Impact

LTIP Scorecard (VIP Grant and Performance Factor Determination)

Measure[1]	Description	Rationale
Three-year Relative Total Shareholder Return (“TSR”)

Three-year TSR compared to peer group. Measures the absolute performance of the shares in the market over a three-year period including the value of dividends.

Three-year relative TSR = (Current year closing share price + Dividends declared during the three-year period) / Closing share price three-years prior – 1

Three-year relative TSR provides an objective assessment of our market performance over a longer period of time. This is aligned with the long-term nature of our strategic plan and also serves to reduce the impact of short-term volatility that may influence one-year relative TSR.
Production per Share (“PPS”) Growth

Three-year measure of our ability to grow production on a per share basis. Expressed as a compounded annualized return percentage.

PPS = Total production for year / weighted average shares outstanding for year

Three-year PPS Growth = (Current year PPS / PPS three-years prior) ^ (1/3) - 1

Production growth on a per share basis influences equity returns and includes the dilutive impact of equity issuances. The three-year metric assesses whether the Company has been able to sustain PPS growth over a longer timeframe.
After-tax Cash Flow Recycle Ratio

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given three-year period. The ratio is calculated by dividing the weighted average fund flows from operations netback for the three-year period by the weighted average cost to find or acquire and develop reserves on a per boe basis for the same period.

Three-year after-tax cash flow recycle ratio = Three-year weighted average fund flows from operations netback / Three-year weighted average FD&A costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1.     ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.     the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment. Measuring recycle ratio over a three-year period incorporates the potential effect of differing commodity price cycles as well as the impact of capital investments and acquisitions over a longer timeframe.

Strategy

Achievement of the goals within each of the six components of our strategic plan:

1.       Best in Class Health, Safety & Environment

2.       Top Quartile Shareholder Returns

3.       Robust Portfolio

4.       Operational Excellence

5.       Extraordinary People

6.       Integrated Sustainability

Vermilion’s strategic plan is designed to create value for our shareholders and other stakeholders over the long term. As such, the measurement of our achievements against these plans form an integral component of our corporate performance scorecard.

Note:

1.       The LTIP Scorecard measures include non-standardized or non-GAAP measures. See Advisory in Schedule “G”.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 66

2017 Results and Compensation Impact

SCORECARDS CHANGES FOR 2017

For 2017, we have made a change to our scorecard model used to determine short and long-term compensation by making a clearer distinction between the STIP and LTIP Scorecards and their application to our compensation.

Our STIP Scorecard measures results on an annual basis to determine annual compensation which rewards employees for their contributions and achievements of short-term business results. The measures used in the STIP Scorecard provide a variety of performance metrics which represents Vermilion’s financial health and performance over a short-term period (one-year). The annual STIP Scorecard is used to determine annual bonus payments.

Our LTIP Scorecard measures results on the long-term success of the Company to determine long-term compensation which rewards employees for their contributions and achievements of long-term business results. The measures used in the LTIP Scorecard provide for a variety of performance metrics which represent Vermilion’s financial health and performance over a long-term period (three-year). The LTIP Scorecard is used to determine both the share award grants and the performance factor for vesting share awards.

2017 Scorecards
STIP Scorecard – One-year Measurement (2017) (Bonus Determination)
LTIP Scorecard – Three-year Measurement (2015 – 2017) (VIP Grant and Performance Factor Determination)

Board Discretion

The Board was satisfied that the results of its evaluations of Company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the Company overall, resulted in appropriate compensation for 2017. For the 2017 year, NEOs bonus awards were reduced on average by 29% compared to the calculated annual bonus awards using our STIP Scorecard. Over the last three years, the Board exercised its discretion and reduced the compensation beyond what the formulaic results would have been for executives using our scorecard. From 2014 to 2016, NEOs annual calculated bonuses using our scorecard have been reduced on average by 56% overall, representing an aggregate reduced value of $2,558,779.

Page 67 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

2017 Results and Compensation Impact

2017 PERFORMANCE – CORPORATE SCORECARDS RESULTS

The GHR Committee continues to recommend enhanced disclosure to better demonstrate the link between the company’s performance and our compensation practices. Achievements on the key elements of our corporate performance scorecards help determine bonus and long-term incentive spend overall.

The following tables summarize in detail our 2017 STIP and LTIP Scorecards which include the full weightings, pre-established targets and results including the total weighted score.

STIP Scorecard (Annual Bonus Determination) – One-year Period

Category	Measure[1]	Exceptional	Commendable	Good	Underperform	2017 Performance Year	2017 Corporate Performance Score Calculation at December 31, 2017
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Financial & Operational	HSE Performance	<1.5	1.5 - 2.5	2.6 - 3.5	3.6 - 4.5	25%	1.22	Exceptional	0.25
	Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	25%	2.5%	Commendable	0.50
	After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	25%	2.17x	Exceptional	0.25
Market	One-year Relative Total Shareholder Return (“TSR”) Jan. 1 – Dec. 31, 2017	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	-14.6%	Exceptional	0.25
	Overall						Total Weighted Average Corporate Performance Score “Exceptional”		1.25

LTIP Scorecard (VIP Grant and Performance Factor) – Three-year Period

Category	Measure[1]	Exceptional	Commendable	Good	Underperform	2017 Performance Year	2017 Corporate Performance Score Calculation at December 31, 2017
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	Three-year Relative Total Shareholder Return (“TSR”) Jan. 1, 2014 – Dec. 31, 2017	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	-6.3%	Exceptional	0.25
Financial & Operational	Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	25%	6.27%	Exceptional	0.25
	After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	25%	2.7x	Exceptional	0.25
Strategy	Execution of Strategic Plan	Exceptional				25%	Overview by year: 2015 – Exceptional 2016 – Exceptional 2017 – Exceptional	Three-year Average Exceptional	0.25
	Overall						Total Weighted Average Corporate Performance Score “Exceptional”		1.00

Note:

1.	The STIP and LTIP Scorecards include non-standardized or non-GAAP measures. See Advisory in Schedule “G”.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 68

2017 Results and Compensation Impact

PERFORMANCE GRAPH

This graph compares the performance of Vermilion over the five-year period ending December 31, 2017 to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration & Production Index, and S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2012 and assuming reinvestment of dividends.

Annual Return[1]	2013	2014	2015	2016	2017
Vermilion Energy	25.4%	-5.0%	-30.4%	59.4%	-14.4%
S&P/TSX Composite Index	13.0%	10.6%	-8.3%	21.1%	9.1%
S&P/TSX Oil & Gas E&P Index	13.8%	-22.1%	-32.1%	55.9%	-13.6%
S&P/TSX Capped Energy Index	13.3%	-16.3%	-24.1%	39.6%	-10.6%

Note:

1.	The annual return presented for Vermilion differs from the calculation of TSR included in this document as TSR does not assume the reinvestment of dividends.

Page 69 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

2017 Results and Compensation Impact

NAMED EXECUTIVE OFFICER COMPENSATION TRENDS

The bar chart shows the trend in total compensation paid to our CEO and NEOs overall. Total compensation reflects the strength of our corporate performance in the current commodity price environment and our strategy to retain top talent.

Notes:

1.	NEOs vary from year-to-year.
2.	NEOs include the CEO.

COST OF MANAGEMENT RATIOS

We evaluate the cost of management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term shareholder value. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Notes:

1.	NEOs include the CEO.
2.	Non-standardized financial measure. See Advisory in Schedule “G”.
3.	Total NEO compensation as a percentage of 2015 and 2016 net earnings is not applicable as the net earnings for those years were negative.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 70

2017 Results and Compensation Impact

2017 TOTAL COMPENSATION MIX

Notes:

1.	Numbers in charts do not directly correspond to the table below given Savings Plan and other compensation are excluded from the charts.
2.	Due to rounding, total variable pay at risk does not add up to the short and long-term incentive numbers included in the chart.

2017 Actual Compensation Mix1

		Variable Pay at Risk
NEOs	Base Salary Rate	Bonus[2]	Share Awards[3]	Savings Plan	Other[4]
Marino	10.76%	18.09%	69.67%	1.13%	0.35%
Hicks	17.36%	8.68%	71.50%	1.82%	0.63%
Kaluza	20.76%	15.27%	61.07%	2.18%	0.72%
Jasinski	24.44%	14.75%	57.35%	2.57%	0.89%
Lake	45.21%	9.30%	36.34%	n/a	9.15%

Notes:

1.	All amounts are as a percentage of total compensation.
2.	2017 bonus payments for executives paid March 12, 2018 in shares from treasury and vest immediately. Mr. Lake’s bonus is payable in cash on March 29, 2018.
3.	Share awards granted on April 1, 2017.
4.	Other compensation includes parking allowance and executive health plan benefits for Messrs. Marino, Hicks and Kaluza and Ms. Jasinski. Other compensation for Mr. Lake includes the superannuation (equivalent to the Savings Plan) and a vehicle allowance.

2017 Variable Pay at Risk Compensation

Position	Target at Risk Compensation (as a Percentage of Base Salary)		Actual at Risk Compensation (as a Percentage of Base Salary)
	Bonus Target	Share Awards Target	2017 Bonus[2]	2017 Share Awards[3]
CEO	75%	Value at Median of the Market[1]	168.07%	674.34%
Executives (excluding CEO)	60%	Value at Median of the Market[1]	49.30%	247.55%

Notes:

1.	The annual long-term award values for executives are determined based on the market median grant value for each executive position taking into consideration previous grant values.
2.	2017 bonus payable March 12, 2018.
3.	Share awards granted April 1, 2017.

Page 71 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Compensation

NAMED EXECUTIVE OFFICERS

Anthony Marino	President and Chief Executive Officer
Curtis Hicks	Executive Vice President and Chief Financial Officer
Michael Kaluza	Executive Vice President and Chief Operating Officer
Mona Jasinski	Executive Vice President, People & Culture
Bruce Lake	Managing Director, Australia Business Unit

CEO

Vermilion operates in eight countries with the complexity of international operations that include onshore and offshore operations and a range of regulatory and political complexities. In order to successfully execute our strategic plan over the next five years, we believe Mr. Marino is critical to the organization and has a track record of delivering value to shareholders. Within this context and with the challenge of competitive pressure to retain Mr. Marino, the Board determined it was in the best interests of the Company to introduce a longer-term five year share-based compensation arrangement, and to make changes to the quantum of total compensation under the structure of the existing program.

ñ	Paying Mr. Marino an incremental change of $424,186 ($3,722,199 in 2016) to $4,146,385 in 2017 in annual compensation, although significant in absolute dollars and something which the GHR Committee does not do lightly, is appropriate to ensure his retention as CEO in a competitive executive market.
ñ	We believe Mr. Marino is critical to the organization and has a track record of leading the Vermilion team towards consistently delivering value to shareholders.
ñ	The total compensation for the CEO will be benchmarked between $5 and $6.5 million during the next five years.

2017 Performance Year Compensation Decisions:

ñ	Base Salary: For the 2017 April annual review, Mr. Marino did not receive a base salary increase, consistent with the approach taken for the full executive team.
ñ	Bonus Payment: From 2014 to 2016, Mr. Marino’s annual calculated bonus award, resulting from our scorecard, has been reduced on average by 51%, representing an aggregate reduction of $740,463. As a result of significant bonus reductions over the last three years, GHR Committee determined the appropriate bonus award payment for Mr. Marino is $750,000, which the Board approved.
ñ	Long-term Incentive Award: The 2017 annual share award grant was reduced by 4% compared to the 2016 share award value.

Mr. Marino’s compensation is determined 100% based on corporate performance.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 72

Executive Compensation

OTHER NEOs (EXCLUDING CEO)

2017 Performance Year Compensation Decisions:

ñ	Base Salary: Base salaries have been kept flat to 2014 rates, providing a zero percent increase for the April 2015, 2016 and 2017 review dates. This is the third consecutive year in which executives did not receive a base salary increase.
ñ	Bonus Payment: From 2014 to 2016, annual calculated bonus awards for our NEOs resulting from our scorecard, have been reduced on average by 58% overall, representing an aggregate reduced value of $1,818,316. As a result of significant reductions over the last three years, the 2017 annual bonus payments were increased on average by 66%, representing an average increase of $68,874 compared to 2016 bonus payments.
ñ	Despite a year-over-year increase in bonus awards and a top quartile corporate performance for the 2017 year, the 2017 NEOs bonus awards were reduced on average by 29% compared to the calculated annual bonus awards using our STIP Scorecard.
ñ	Long-term Inventive Award: April 2017 share award grants were kept flat to the 2016 levels, which were decreased on average by 3% compared to the 2015 levels. The 2015 levels had also been reduced by 8% overall compared to 2014 share award grants as part of a corporate-wide reduction of award levels.

2017 TERMINATION OBLIGATIONS

ñ	If we had a change of control on December 31, 2017, our executives would have been entitled to receive a total of approximately $4.9 million in aggregate.

COST OF MANAGEMENT RATIO

ñ	In the last 5 years Vermilion’s market capitalization increased by 8.3%. For the same period, the cost of management ratio averaged 0.2% of total market capitalization.

OWNERSHIP AND EQUITY AT RISK

Executives[1]	Ownership Requirement[2] (Multiple of Base Salary)	Actual Ownership	Equity at Risk ($)
Marino	8 times	18.6 times	8,295,092
Hicks	3 times	20.0 times	6,797,909
Kaluza	3 times	6.2 times	2,110,472
Jasinski	3 times	5.1 times	1,466,291
Average		12.5 times	4,667,441

Notes:

1.	Mr. Lake is not included, as he is not a reporting insider of the Company and is therefore not required to report any changes in his holdings.
2.	Effective February 28, 2018, ownership requirement for the CEO increased from five to eight times annual base salary.

Page 73 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Compensation

2017 COMPENSATION DECISIONS

The following provides an overview of the roles and key accomplishments of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2017.

Anthony Marino

President and Chief

Executive Officer

As President and Chief Executive Officer, Mr. Marino is responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our shareholders.

2017 Performance Results

ñ       Achieved top quartile total shareholder return of -14.6% in 2017, compared to a peer group average, excluding Vermilion, of -30.0%.

ñ       Achieved record average production of 68,021 boe/d during 2017, an increase of 7% compared to 63,526 boe/d in 2016.

ñ       Achieved average annual production per share growth of 3% while continuing to provide a reliable dividend.

ñ       Cost control and production growth resulted in highest cash flow since 2014. Fund flows from operations (“FFO”) increased 18% year-over-year to $603 million in 2017, and free cash flow[1] (FCF) was up 5% year-over-year to $282 million. This FCF was more than sufficient to fund our cash dividend of $201 million in 2017, and also enabled debt reduction. As a result of this strong FFO and FCF profile, we achieved a total payout ratio[1] of 88% in 2017 and reduced our trailing net debt-to-FFO ratio to 2.3x in 2017, compared to a trailing ratio of 2.8x in 2016, or 1.9x based on Q4 2017 annualized FFO compared to 2.4x based on Q4 2016 annualized FFO.

ñ       Increased operating netback (excluding hedging) by 20% compared to 2016, resulting from our ability to control costs year-over-year in order to maximize cash flow generation from a more favourable commodity price environment in 2017.

ñ       Operating recycle ratio[1] was 2.8x in 2017, an increase of nearly 50% from 2012 levels, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency on a consistent, long-term basis despite the volatile nature of commodity prices.

ñ       Total proved (“1P”) reserves increased 0.5% to 176.6 mmboe[2] and total proved plus probable (“2P”) reserves increased 3% to 298.5 mmboe[2]. Our PDP reserves represent 70% of 1P reserves. Replaced 103% and 134% production at the 1P and 2P levels respectively in 2017.

ñ       Vermilion was recognized by CDP with a Climate Leadership Level rating of “A-” List, which recognizes companies for their actions in mitigating climate change. We were the only Canadian Energy Sector company, one of only two in North America, and 18 globally to achieve a Leadership Level score.

ñ       Vermilion advanced its strategic plan with successful business development efforts in Canada, the Netherlands, Germany and Central Eastern Europe.

2017 Compensation Decisions

ñ       2017 base salary is kept flat to 2016 level, providing a zero percent increase.

ñ       From 2014 to 2016, Mr. Marino’s annual calculated bonus award, resulting from our scorecard, has been reduced on average by 51%, representing an aggregate reduction of $740,463. Given Vermilion’s financial and organizational performance and the criticality of the CEO’s contribution to this performance, the Board approved a bonus award of $750,000 for 2017. The 2017 bonus award was increased by 23% from the calculated bonus award resulting from our STIP Scorecard.

ñ       Mr. Marino’s 2017 annual share award grant was decreased by 4% compared to the 2016 grant.

2017 Compensation[3]
Base Salary	Bonus Award	Share Award[4]	Total	Performance Based
$446,250	$750,000	$2,888,746	$4,084,996	89.1%

Notes:

1.	Non-GAAP measure. See Advisory in Schedule “G”.
2.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2017.
3.	2017 compensation excludes all other compensation (see page 78).
4.	Share award granted April 1, 2017.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 74

Executive Compensation

Curtis Hicks

Executive Vice President

and Chief Financial Officer

As Executive Vice President and Chief Financial Officer, Mr. Hicks is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

2017 Performance Results

ñ       Stewarded the issuance of US$300 million of 5.625% Senior Unsecured Notes in March, 2017.

ñ       Increased operating netback (excluding hedging) by 20% compared to 2016, resulting from our ability to control costs year-over-year in order to maximize cash flow generation from a more favourable commodity price environment in 2017.

ñ       Maintained our monthly cash dividend of $0.215 per share. Vermilion is the only one of its peers that has never cut its dividend. Effective April 2018 dividend, the Board has approved a 7% increase to the monthly dividend to $0.23 per share from $0.215.

ñ       Vermilion’s Disclosure Officers participated in approximately 470 meetings with various capital markets participants including institutional investors, research analysts and others.

2017 Compensation Decisions

ñ       2017 base salary was kept flat to 2014 rate, providing a zero percent increase for the third consecutive year.

ñ       From 2014 to 2016, Mr. Hicks’ calculated bonus award was reduced on average by 55%.

ñ       The 2017 bonus award (paid in March 2018) was $170,000, which was reduced by 51% from the calculated bonus award resulting from our STIP Scorecard.

ñ       The 2017 annual share award grant was kept flat to the 2016 grant which was reduced by 5% and 8% compared to the 2015 and 2014 grant levels, respectively.

2017 Compensation[1]
Base Salary	Bonus Award[2]	Share Award	Total	Performance Based
$340,000	$170,000	$1,399,979	$1,909,979	82.2%

Michael Kaluza

Executive Vice President

and Chief Operating Officer

As Executive Vice President and Chief Operating Officer, Mr. Kaluza is responsible for overseeing Vermilion’s global operations, drilling and completion activities, exploration, marketing and health, safety and environment.

2017 Performance Results

ñ       Achieved record average production of 68,021 boe/d during 2017, an increase of 7% compared to 63,526 boe/d in 2016.

ñ       Maintained reduced capital investment levels to minimize the impact of lower commodity prices to our balance sheet and support our continued sustainability. Our 2017 budget of $320 million represents a decrease of 53% from 2014 levels.

ñ       Operating recycle ratio[3] was 2.8x in 2017 or 3.3x based on a 3-year average, compared to 2.7x for the preceding 3-year average. This reflects Vermilion’s ability to improve our investment efficiency on a consistent, long-term basis despite the volatile nature of commodity prices.

ñ       Total proved (“1P”) reserves increased 0.5% to 176.6 mmboe[4] and total proved plus probable (“2P”) reserves increased 3% to 298.5 mmboe[4]. Our PDP reserves represent 70% of 1P reserves. Replaced 103% and 134% production at the 1P and 2P levels respectively in 2017.

2017 Compensation Decisions

ñ       2017 base salary was kept flat to the 2016 level, providing a zero percent increase.

ñ       From 2014 to 2016, Mr. Kaluza’s calculated bonus award was reduced on average by 54%.

ñ       The 2017 bonus award (paid in March 2018) was $250,000, which was reduced by 30% from the calculated bonus award resulting from our STIP Scorecard.

ñ       The 2017 share award grant was reduced by 3% compared to the 2016 share award value.

2017 Compensation[1]
Base Salary	Bonus Award[2]	Share Award	Total	Performance Based
$340,000	$250,000	$999,992	$1,589,992	78.6%

Notes:

1.	2017 compensation excludes all other compensation (see page 78).
2.	2017 bonus paid March 12, 2018 in shares from treasury with immediate vest.
3.	Non-GAAP measure. See Advisory in Schedule “G”.
4.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2018 with an effective date of December 31, 2017.

Page 75 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Compensation

Mona Jasinski

Executive Vice President,

People & Culture

As Executive Vice President, People & Culture, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, governance, in addition to sustainability, global communications and community investment and building organizational culture.

2017 Performance Results

ñ       Led the staff engagement process via Great Place to Work®. Recognized by the Great Place to Work® Institute as one of the Top 30 Best WorkplacesTM in Canada, Top 35 Best WorkplacesTM in France, and Top 15 Best WorkplacesTM in the Netherlands.

ñ       Received recognition for governance practices in Globe and Mail’s 2016 Board Games survey, ranking 4th out of 31 Canadian oil and gas companies.

ñ       Recognized in 2017 Best Practices report by the Coalition for Good Governance for Proxy Circular disclosure on benefits and perquisites, demonstrating our best in class governance disclosure.

ñ       Recognized for excellence in managing governance risk by Institutional Shareholder Services QualityScore with decile scores of “1” for Environment practices, “2” for Social practices and “3” for Governance practices. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

ñ       Vermilion has earned recognition on the Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada listing every year since the list’s inception in 2014, in 2017, we ranked 13th, and were the highest rated oil and gas company on the list.

ñ       In 2017, 54% of global position vacancies were filled by internal candidates, via promotion or lateral moves, which demonstrates our commitment to providing career development for existing employees.

2017 Compensation Decisions

ñ       2017 base salary was kept flat to 2014 rate, providing a zero percent increase for the third consecutive year.

ñ       From 2014 to 2016, Ms. Jasinski’s calculated bonus award was reduced on average by 54%.

ñ       The 2017 bonus award (paid in March 2018) was $175,000, which was reduced by 36% from the calculated bonus award resulting from our STIP Scorecard.

ñ       The 2017 annual share award grant was kept flat to the 2016 and 2015 levels which were reduced by 7% compared to the 2014 grant.

2017 Compensation[1]
Base Salary	Bonus Award	Share Award[2]	Total	Performance Based
$290,000	$175,000	$680,414	$1,145,414	74.7%

Bruce Lake

Managing Director, Australia Business Unit

As Managing Director, Australia Business Unit, Mr. Lake oversees the Australian Business unit operations including production, drilling and completion within our health, safety and environment objectives. He manages regulatory and government relations and continues to look for growth opportunities that can build on our operating reputation in Australia as an offshore mature life specialist.

2017 Performance Results

ñ       Achieved average 2017 production of 5,800 bbl/d, or 6,200 bbl/d on a rolling 3-year average basis, meeting all of our contracted sales volume commitments, and maintaining roughly flat production over the past six years.

ñ       Increased fluid handling capacity on Wandoo B by 25%, which will facilitate higher oil production rates following our next drilling campaign in 2019.

ñ       Delivered a new drilling design for our next drilling campaign that allows two independent wells to be drilled from a single platform slot, decreasing costs and increasing the mechanical reliability of both wells.

2017 Compensation Decisions

ñ       2017 base salary was increased by 0.85%, in line with our Australian compensation program.

ñ       From 2014 to 2016, Mr. Lakes’ calculated bonus award was reduced on average by 67%.

ñ       The 2017 bonus award (paid in March 2018) was $83,563, which was reduced by 51% from the calculated bonus award resulting from our STIP Scorecard.

ñ       The 2017 annual share award grant was kept flat to the 2016 grant.

2017 Compensation[1,4]
Base Salary	Bonus Award	Share Award[2]	Total	Performance Based
$406,276	$83,563	$326,634	$816,473	50.2%

Notes:

1.	The 2017 compensation excludes all other compensation (see page 78).
2.	Share award granted April 1, 2017.
3.	Estimated proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2017 with an effective date of December 31, 2017.
4.	Mr. Lake is paid in Australian dollars and values have been converted to Canadian dollars using the average exchange rate for 2017 of 0.9948.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 76

Executive Compensation

SUMMARY COMPENSATION TABLE

The summary compensation table below sets out the compensation received by our NEOs over the past three years.

Executive and Title	Year	Salary[1] ($)	Share- based Awards[2] ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation[4] ($)	Total Compen- sation ($)
					Annual Incentive Plans[3] ($)	Long- term Incentive Plans
Marino[5] President and Chief Executive Officer	2017	446,250	3,638,746	n/a	n/a	n/a	n/a	61,389	4,146,385
	2016	442,491	3,225,665	n/a	n/a	n/a	n/a	54,043	3,722,199
	2015	425,000	2,770,141	n/a	n/a	n/a	n/a	56,106	3,251,247
Hicks Executive Vice President and Chief Financial Officer	2017	340,000	1,569,979	n/a	n/a	n/a	n/a	48,070	1,958,049
	2016	340,000	1,530,865	n/a	n/a	n/a	n/a	43,785	1,914,650
	2015	340,000	1,577,292	n/a	n/a	n/a	n/a	48,667	1,965,959
Kaluza[6] Executive Vice President and Chief Operating Officer	2017	340,000	1,249,992	n/a	n/a	n/a	n/a	47,566	1,637,558
	2016	337,187	1,161,918	n/a	n/a	n/a	n/a	42,986	1,542,091
	2015	323,091	579,470	n/a	n/a	n/a	n/a	42,037	944,598
Jasinski Executive Vice President, People and Culture	2017	290,000	855,414	n/a	n/a	n/a	n/a	41,025	1,186,439
	2016	290,000	790,347	n/a	n/a	n/a	n/a	43,030	1,123,377
	2015	290,000	780,467	n/a	n/a	n/a	n/a	43,477	1,113,944
Lake[7] Managing Director, Australia Business Unit	2017	405,505	326,634	n/a	83,563	n/a	n/a	82,234	897,936
	2016	403,192	338,471	n/a	45,761	n/a	n/a	81,910	869,334
	2015	401,874	318,858	n/a	41,682	n/a	n/a	81,131	843,545
Total (2015, 2016, 2017)		5,414,590	20,714,259	n/a	171,006	n/a	n/a	817,456	27,117,311

Notes:

1.	Base salary earned in the year noted. Base salary changes are generally effective in April of each year. Base salaries for executives in the same position year-over-year have been kept flat to 2014 rates, providing a zero percent increase for 2015, 2016 and for the April 2017 review date. This is the third consecutive year our executives did not receive a salary increase.
2.	Includes: (i) the value of share awards granted on April 1, 2017 multiplied by the grant value of $49.00 (fair value) and (ii) the total value of the 2017 bonus payments ($1,345,000) paid March 12, 2018 in shares from treasury and vest immediately for NEOs excluding Mr. Lake’s bonus payment ($83,563) payable in cash. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2017, the accounting fair value of share-based awards granted to NEOs in 2017 totaled $11,521,250.
3.	Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. Historically, the Board has approved 50% of executive bonuses to be paid in shares and the remainder in cash. In 2015, 2016 and 2017, the full incentive plan payment was paid in shares from treasury for NEOs excluding Mr. Lake whose bonus is payable in cash consistent with the Australian compensation program.
4.	All other compensation includes contributions made by Vermilion to the Savings Plan (as we do not have a pension plan in Canada), parking fees and executive benefits for Messrs. Marino, Hicks and Kaluza and Ms. Jasinski. Other compensation for Mr. Lake includes the superannuation (equivalent to the Savings Plan) and a vehicle allowance.
5.	Effective March 1, 2016, Mr. Marino’s position changed to President and Chief Executive Officer from President and Chief Operating Officer.
6.	Effective March 1, 2016, Mr. Kaluza’s position changed to Executive Vice President and Chief Operating Officer from Vice President Canada Business Unit.
7.	Mr. Lake is paid in Australian dollars and values have been converted to Canadian dollars using the average exchange rate for 2017 (for each year above) of 0.9948 for year-over-year comparability.

Page 77 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Compensation

Other Compensation

NEOs	Year	Savings Plan ($)	Other Perquisites ($)	Total All Other Compensation[1] ($)
Marino	2017	46,857	14,532	61,389
	2016	46,462	7,581	54,043
	2015	44,110	11,996	56,106
Hicks	2017	35,700	12,370	48,070
	2016	35,700	8,085	43,785
	2015	35,289	13,378	48,667
Kaluza	2017	35,700	11,866	47,566
	2016	35,405	7,581	42,986
	2015	33,532	8,505	42,037
Jasinski	2017	30,450	10,575	41,025
	2016	30,450	12,580	43,030
	2015	30,099	13,378	43,477
Lake[2]	2017	n/a	82,234	82,234
	2016	n/a	81,910	81,910
	2015	n/a	81,131	81,131

Notes:

1.	All other compensation includes contributions made by Vermilion to the Savings Plan (as we do not have a pension plan in Canada), parking fees and executive health plan benefits in 2017 for Messrs. Marino, Hicks and Kaluza and Ms. Jasinski. Other compensation for Mr. Lake includes the superannuation (equivalent to the Savings Plan) and a vehicle allowance.
2.	Mr. Lake is paid in Australian dollars and values have been converted to Canadian dollars using the average exchange rate for 2017 (for each year above) of 0.9948 for year-over-year comparability.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 78

Executive Compensation

Share Awards and Value

All share awards granted to NEOs that are outstanding as of December 31, 2017 are subject to the performance factors described on page 55. The value of share awards on December 31, 2017 was calculated using the TSX closing price of $45.68.

Executive	Award Date[1]	Vesting Date	Award Price ($)	Number Granted[2] (#)	Award Date Value[3] ($)	Dec 31/17 Value[4] ($)
Marino	April 1, 2017	April 1, 2020	49.00	58,954	2,888,746	3,581,715
	April 1, 2016	April 1, 2017 – 2019	37.70	7,084	267,067	593,801
	April 1, 2016	April 1, 2019	37.70	68,968	2,600,094	5,261,265
	April 1, 2015	April 1, 2018	54.32	47,683	2,590,141	4,356,319
	Total			182,689	8,346,048	13,793,100
Hicks	April 1, 2017	April 1, 2020	49.00	28,571	1,399,979	1,735,814
	April 1, 2016	April 1, 2019	37.70	37,137	1,400,065	2,833,018
	April 1, 2015	April 1, 2018	54.32	27,174	1,476,092	2,482,617
	Total			92,882	4,276,136	7,051,449
Kaluza	April 1, 2017	April 1, 2020	49.00	20,408	999,992	1,239,876
	April 1, 2016	April 1, 2017 – 2019	37.70	4,608	173,722	386,255
	April 1, 2016	April 1, 2019	37.70	20,171	760,447	1,538,757
	April 1, 2015	April 1, 2018	54.32	9,206	500,070	841,060
	Total			54,393	2,434,231	4,005,948
Jasinski	April 1, 2017	April 1, 2020	49.00	13,886	680,414	843,636
	April 1, 2016	April 1, 2019	37.70	18,049	680,447	1,376,879
	April 1, 2015	April 1, 2018	54.32	12,527	680,467	1,144,467
	Total			44,462	2,041,328	3,364,982
Lake	April 1, 2017	April 1, 2020	49.00	6,666	326,634	404,989
	April 1, 2016	April 1, 2019	37.70	8,978	338,471	684,892
	April 1, 2015	April 1, 2018	54.32	5,870	318,858	536,283
	Total			21,514	983,963	1,626,164

Notes:

1.	In addition to the 2016 annual award grants, Messrs. Marino and Kaluza received a promotional grant on April 1, 2016 which vest over three years.
2.	Total for each executive is the number of share awards that were not vested as of December 31, 2017, excluding reinvested dividends.
3.	Value of outstanding share awards granted. No vested share awards remained to be paid out or distributed on December 31, 2017.
4.	The value as of December 31, 2017 on the TSX of $45.68. It does not include the value of reinvested dividends.

An average performance multiple was applied as follows:

a.	Share awards vesting in 2020: 2 for 2017, 1 for 2018, 1 for 2019 for an average of 1.33.
b.	Share awards vesting in 2019: 2 for 2016, 2 for 2017, 1 for 2018 for an average of 1.67.
c.	Share awards vesting in 2018: 2 for 2015, 2 for 2016, 2 for 2017 for an average of 2.

Page 79 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Executive Compensation

NEOs Value of Share Awards Vested and Bonus Earned During 2017

Award Type	Marino ($)	Hicks ($)	Kaluza ($)	Jasinski ($)	Lake ($)
Share awards[1]	4,678,652	2,660,386	1,084,073	1,222,181	631,099
Incentive plan awards[2]	750,000	170,000	250,000	175,000	83,563

Notes:

1.	Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $49.00 – the five-day weighted average for the five days preceding the vesting date of April 1, 2017. These share awards were granted on April 1, 2014 for all executives. Mr. Marino received a promotional grant on April 1, 2016. Mr. Kaluza received promotional grants on May 13, 2014 and April 1, 2016.
2.	2017 bonuses paid in shares from treasury on March 12, 2018 and vest immediately for current NEOs excluding Mr. Lake whose bonus is payable on March 29, 2018 in cash consistent with the Australian compensation program.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the executives from March 1, 2017 to March 1, 2018. This table does not include unvested share awards.

Executive[1]	Shares March 1, 2018 (#)	Shares March 1, 2017 (#)	Net Changes (#)	Total Equity at Risk March 1, 2018
				Value[2] ($)	Multiple of Base Salary
Marino[3]	204,615	147,659	56,956	8,295,092	18.6
Hicks	167,684	143,596	24,088	6,797,909	20.0
Kaluza	52,059	36,207	15,852	2,110,472	6.2
Jasinski	36,169	49,818	(13,649)	1,466,291	5.1

Notes:

1.	Mr. Lake is not included, as he is not a reporting insider of the Company and is therefore not required to report any changes in his holdings
2.	Calculated based on the total number of shares on March 1, 2018 multiplied by $40.54 (the TSX closing price on March 1, 2018).
3.	Mr. Marino must hold at least eight times his annual base salary as long as he is employed by Vermilion. He also must continue to hold at least two times his annual base salary for at least 12 months following resignation or retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Our executives have employment agreements that provide for a lump-sum payment if their employment is terminated:

ñ	by Vermilion without just cause – when there are, among other things, no performance issues, detrimental or illegal behavior or breach of the employment agreement;

ñ	by the executive for good reason (within 30 days of a significant demotion or reduction in duties or compensation); or

ñ	after a change of control, if Vermilion or its successor terminates the executive’s employment within 10 days or if the executive resigns within 60 days.

Effective February 28, 2018, change of control termination payment provisions for the CEO and new executive officers are updated to introduce double trigger provisions and to eliminate modified single trigger provisions. To receive a lump-sum payment pursuant to the revised change of control provisions, two events must occur:

ñ	change of control event; and
ñ	termination of employment by the employer within 10 days of the effective change of control date, or by the executive for a good reason within 60 days of the effective change of control date. Current existing executive agreements are grandfathered.

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All of the executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 80

Executive Compensation

Termination Payments

Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:

ñ	any unpaid salary up to the termination date;

ñ	all outstanding vacation pay; and

ñ	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart below. Based on 2017 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated without cause or if a change of control occurred on December 31, 2017.

Executive[1]	Salary ($)	Bonus ($)	Benefits ($)	Total ($)
Marino	892,500	762,567	135,630	1,790,697
Hicks	680,000	268,000	117,133	1,065,133
Kaluza	680,000	308,700	106,935	1,095,635
Jasinski	580,000	256,600	103,043	939,643
Total	2,832,500	1,595,867	462,741	4,891,108

Note:

1.	Mr. Lake is not included, as he does not have any contractual rights in the issuance of termination or change of control.

Termination Chart

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
For Just Cause or by executive without Good Reason (Resignation)	None	None	All share awards expire on the termination date	None
Without Just Cause (by Vermilion) or For Good Reason (by executive)	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice Presidents	All share awards that would have vested at the next applicable vesting date, if the vesting date is within 90 days of termination date, continue to vest	Amount equal to cost of benefits for the severance period
Change of control	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice President	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule	Amount equal to cost of benefits for the severance period
Death	Prorated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the prorated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.

Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Page 81 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Schedules and Other Information

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page 82

Schedules and Other Information

SCHEDULE “A” – TERMS OF REFERENCE FOR THE BOARD

I.	INTRODUCTION
A.	The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")[1] consistent with the Board's responsibility to the shareholders to maximize shareholder value.
B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.
B.	At least two-thirds of the directors comprising the Board must qualify as independent directors.[2]
C.	Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time-to-time.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;
ii)	selecting and setting the terms of reference for the Chair of the Board;
iii)	nominating candidates for election to the Board;
iv)	appointing committees;
v)	determining director compensation; and
vi)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B.	Management and Human Resources

The Board has the responsibility for:

i)	the appointment and succession of the Chief Executive Officer (the "President and Chief Executive Officer") and monitoring President and Chief Executive Officer performance, approving President and Chief Executive Officer compensation and providing advice and counsel to the President and Chief Executive Officer in the execution of the President and Chief Executive Officer's duties;
ii)	approving terms of reference for the President and Chief Executive Officer;
iii)	satisfying itself as to the integrity of the President and Chief Executive Officer and the other executives and that the President and Chief Executive Officer and the other executives create a culture of integrity throughout the organization;
iv)	in consultation with the President and Chief Executive Officer, approve annual objectives that the President and Chief Executive Officer is responsible for meeting;
v)	reviewing President and Chief Executive Officer performance at least annually, against agreed upon written objectives;
vi)	approving decisions relating to senior management including the:
a)	appointment and discharge of officers;
b)	compensation and benefits for executives;
c)	President and Chief Executive Officer's acceptance of public service commitments or outside directorships; and
d)	employment contracts, termination and other special arrangements with executives, or other employee groups.
vii)	ensuring succession planning programs are in place, including programs to train and develop management;
viii)	approving certain matters relating to all employees, including:
a)	the annual salary policy/program for employees;

b)	new benefit programs or material changes to existing programs; and
c)	pension fund investment guidelines and the appointment of pension fund managers, if applicable.
C.	Strategy and Plans

The Board has the responsibility to:

i)	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
ii)	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
iii)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

Notes:

1.	Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.
2.	The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines.

Page A-1 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Schedules and Other Information

iv)	approve material divestitures and acquisitions; and
v)	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii)	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii)	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;
iv)	review operating and financial performance relative to budgets or objectives;
v)	approve annual and quarterly financial statements, related Management's Discussion & Analysis and related press releases and approve release thereof by management;
vi)	approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii)	declare and approve dividends;
viii)	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix)	approve the commencement or settlement of litigation that may have a material impact on the Corporation.
E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;
ii)	assess and monitor management control systems:
a)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b)	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii)	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)	adopt a written Code of Business Conduct and Ethics; and
iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;
ii)	approve interaction with shareholders on all items requiring shareholder response or approval;
iii)	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi)	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii)	approving matters requiring shareholder approval at shareholder meetings.
B.	Legal requirements for the Board include:
i)	to act honestly and in good faith with a view to the best interests of the Corporation; and
ii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page A-2

Schedules and Other Information

SCHEDULE “B” – SUMMARY OF SECURITY-BASED COMPENSATION ARRANGEMENT

Background

As discussed in more detail under the Compensation Discussion and Analysis section, NEO compensation consists of base salary and variable pay elements comprising short-term and long-term incentive compensation, namely bonus and three year VIP share awards (respectively). In addition to these compensation elements, commencing in 2018 CEO variable pay will include Compensation Awards granted under the Compensation Arrangement (subject to shareholder approval at the Meeting). A summary of the Compensation Arrangement is set forth below, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 21, 2018 under “Other Securityholders Documents”).

The Compensation Arrangement provides long-term incentive awards for our CEO, the sole participant under the plan. Compensation Awards will be settled with Common Shares issued from treasury, which combined with enhanced requirements for share ownership while employed (8 times) and post-retirement (2 times), further aligns the interests of our CEO with the interests of shareholders.

Vermilion believes Compensation Awards and the Compensation Arrangement provide an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing potential share dilution under the existing 3.8% ‘rolling reserve’ limit under Vermilion’s other compensation arrangements (discussed further below).

Summary of Compensation Arrangement

The following is a summary of the Compensation Arrangement providing for the grant of Compensation Awards.

The number of Common Shares subject to a Compensation Award is determined at the time of grant, and all Compensation Awards are 100% performance based. As noted above, the only eligible participant under the Compensation Arrangement is the CEO (the “Participant”).

Under the Compensation Arrangement, vested Compensation Awards are settled in Common Shares with vested awards (including reinvested dividends) multiplied by the average of the annual performance factor (as determined by the Board – see page 55 for further information) for each applicable five year period (or shorter in certain circumstances discussed below).

Vesting of Compensation Awards occurs on April 1st of the fifth year following the grant date (or on a subsequent date if there is a trading black-out at that time (as discussed below)), or earlier upon the Participant obtaining the age of 65, termination of the Participant’s employment or upon a change of control. If the Participant ceases to provide services to the Company as Chief Executive Officer (“termination”), unvested Compensation Awards will be treated differently depending on the form of termination as set out below:

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Vest as of the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Change of Control	Vest at the next applicable vesting date or immediately prior to the effective time of a change of control

Common Shares (less applicable tax withholdings) issuable pursuant to vested Compensation Awards are deliverable within two and a half months of vesting (provided that, in the case of a change of control, Common Shares would be deliverable on the effective date of the change of control (as determined by the Board)). If during the term of a Compensation Award the Participant is absent from employment and not performing the duties of employment for any reason (other than for annual vacation or holiday entitlements) for more than 120 days, the number of underlying Common Shares subject to that Compensation Award will be proportionately adjusted for the number of days the Participant is absent in that five year term (in excess of 120 days).

Under the Compensation Arrangement, Compensation Awards may only be settled with Common Shares issued from treasury. The Compensation Arrangement provides that the Participant may not be granted any Compensation Award which, together with all share awards then held by the Participant, would entitle the Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to insiders of the Company, within any one year period, and (B) issuable to insiders of the Corporation, at any time, in each case under the Compensation Arrangement or when combined with all other Vermilion security-based compensation arrangements, shall not exceed 10% of the Corporation's total issued and outstanding Common Shares. Further, the number of Common Shares reserved for issuance pursuant to Compensation Awards is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the Vermilion Incentive Plan, the Employee Bonus Plan and the Employee Share Savings Plan) of 3.8% of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, subject to a maximum that may be issued or granted in any calendar year pursuant to the Compensation Arrangement of the lesser of (i) 100,000 Common Shares (representing 0.08% of Vermilion’s issued and outstanding Common Shares as at March 1, 2018); or (ii) an annual equity award value of $1,500,000. As of the date of this Circular Compensation Awards with an aggregate value of $1,500,000 have been approved for grant to the CEO effective April 1, 2018 (subject to shareholder approval of the Compensation Arrangement), with the number of underlying Common Shares to be covered by the Compensation Awards to be awarded based on the applicable five-day weighted average trading price of the Common Shares on the TSX as at the grant date.

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Schedules and Other Information

Under the Compensation Arrangement, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration of the Compensation Arrangement; to change the early termination provisions of a Compensation Award or the Compensation Arrangement which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

In addition to the foregoing, under the Compensation Arrangement:

ñ	The Participant will not have rights as a shareholder in respect of Compensation Awards, including the right to vote, until Common Shares have been delivered in accordance with the terms of the Compensation Arrangement.

ñ	If Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the Compensation Arrangement); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the Compensation Arrangement and Compensation Awards to prevent substantial dilution or enlargement of the rights of the Participant thereunder.

ñ	Compensation Awards may not be transferred or assigned except to the estate or a beneficiary of the Participant upon death of the Participant.
ñ	The Board may amend, suspend or discontinue the Compensation Arrangement at any time provided that an alternative arrangement acceptable to the Company and Participant, each acting reasonably, has been approved by the Board, and further provided that, without shareholder approval, no amendment may:

ñ	increase the number of Common Shares issuable under the Compensation Arrangement;

ñ	amend the manner in which Compensation Awards are settled;

ñ	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to the Participant;

ñ	change the class of eligible participants under the Compensation Arrangement;

ñ	amend the amendment provision of the Compensation Arrangement;

ñ	extend the expiry date of Compensation Awards granted under the Compensation Arrangement; or

ñ	permit the Participant to transfer Compensation Awards to any person, other than in the case of the death of the Participant.

ñ	The vesting of Compensation Awards, issuance of shares and sale of shares for taxes occurs automatically under the Compensation Arrangement. Where the Compensation Arrangement ceases to be an automatic plan, the vesting date of Compensation Awards that occurs during a black-out period is extended for 10 business days from the end of the black-out period.

The Compensation Arrangement does not contain any provisions for financial assistance by Vermilion in respect of Compensation Awards granted under the arrangement.

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Schedules and Other Information

SCHEDULE “C” – SUMMARY OF VERMILION INCENTIVE PLAN

The Vermilion Incentive Plan (VIP) was approved by unitholders as of September 1, 2010, the date of our conversion from a trust to a corporation. It replaces the TAP (Trust Unit Award Incentive Plan) and all unit awards under the TAP were converted to share awards under the VIP as of September 1, 2010 as part of the Trust to Corporation conversion. The VIP treasury reserve is approved by the shareholders every three years. In conjunction with the approval of all unallocated share awards and amendment to the maximum number of Common Shares to be delivered to non-employee directors, shareholders approved a reduction of treasury rolling reserve from 10% to 5% on May 1, 2013 and from 5% to 3.8% on May 6, 2016. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders when they are granted share awards.

Condition	Plan Maximum
Reserved for issue to insiders	Currently 3.8% of Vermilion’s issued and outstanding Common Shares (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan).
Total issued to any participant[1]	Currently 3.8% of Vermilion’s issued and outstanding Common Shares. The total number of shares issuable under actual grants as of March 1, 2017 representing 3.8% of Vermilion’s issued and outstanding Common Shares.

Note:

1.	On a non-diluted basis.

The number of shares subject to a share award is determined at the time of grant. The vesting schedules are set out on page 55. Vesting occurs on April 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time.

Within two and a half months of vesting, Common Shares (or an equivalent cash value or a combination of cash and shares, as decided by the Board) are issued to the participant. Share awards that vest before termination or any applicable notice date are paid in full. Unvested share awards are treated as set out below, depending on the form of termination.

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Expire on the 90th day following the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Absence	Administered in accordance with “Pro-rated for Time at Work”
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

Under the VIP, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provisions of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

During 2017 Vermilion amended the VIP to reflect that certain specified grants may vest in October (in addition to April) and to reflect how absences from work are administered by Vermilion. Under the VIP the Board of Directors has the power and authority to approve these amendments as they are respecting administration and eligibility for participation under the VIP, and shareholder approval is not required for these amendments.”

The following are terms of the VIP:

ñ	Participants do not have the rights of shareholders, including the right to vote, until shares have been issued under the share award.

ñ	Non-employee director participation is limited as specified in the VIP.

ñ	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.

ñ	The Board may amend, suspend or discontinue the VIP at any time, provided that, without shareholder approval, no amendment may:

ñ	increase the maximum number of shares reserved for issue under the VIP;

ñ	add any form of financial assistance for the exercise of restricted shares;

ñ	impair or dilute the outstanding shares or material benefits of an awardee; or

ñ	change the eligible participants in a way that increases participation by insiders; or contravene TSX requirements or other laws.

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Schedules and Other Information

ñ	The Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.

ñ	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.

ñ	The maximum exercise and surrender periods are December 31st of the third year from the date of Grant.

ñ	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval (which was last given on May 6, 2016) when shareholders approved all unallocated share awards under the plan for three years. The next shareholder approval is scheduled for May 2019.

ñ	Part-time work arrangements for employees, grants are adjusted for changes to part-time employment status; adjustments are directly proportionate to change to employment status (e.g. employee is going from 1.0 to 0.8 full time equivalent, grant is adjusted by 20%).
ñ	The vesting of awards, issuance of shares and sale of shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for 10 business days from the end of the black-out period.

ñ	If shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase shares at prices substantially below fair market value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

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Schedules and Other Information

SCHEDULE “D” – SUMMARY OF EMPLOYEE BONUS PLAN

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our shareholders.

Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.

Payment of bonuses may be made in cash, shares or a combination of cash and shares as determined by the Board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the Bonus Plan are priced using the TSX five-day trading weighted average share price before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

Under the Bonus Plan, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility for participation under the Bonus Plan; to change the terms and conditions on which bonuses may be or have been granted pursuant to the Bonus Plan; to change the termination provisions of the Bonus Plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are other terms of the Bonus Plan:

ñ	Currently a maximum of 300,000 Common Shares per year are reserved for issuance under the Bonus Plan, representing 0.25% of Vermilion’s issued and outstanding Common Shares.

ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding Common Shares.

ñ	Participation in the Bonus Plan does not confer any right to continued employment.

ñ	Participants whose employment is terminated (for or without cause) are not entitled to receive a bonus, including termination due to disability, death or other circumstance.

ñ	Vermilion may withhold from payments made under the Bonus Plan to comply with tax withholding obligations.

ñ	Upon a change of control the Bonus Plan will terminate and each participant will be paid a final bonus in an amount determined by the Board to be appropriate.

ñ	The Board may amend, suspend, terminate or discontinue the Bonus Plan at any time, provided that no amendment may, without shareholder approval:

ñ	amend the number of shares issuable under the Bonus Plan;

ñ	result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or

ñ	change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

At the annual general meeting a on May 6, 2016, shareholders approved an amendment to Vermilion’s Employee Bonus Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security-based compensation arrangements of 3.8%, subject to an annual cap of 300,000 Common Shares that may be issued under the Bonus Plan in any calendar year.

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Schedules and Other Information

SCHEDULE “E” – SUMMARY OF EMPLOYEE SHARE SAVINGS PLAN

The Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion.

The Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire Common Shares directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash. Common Shares issued from treasury under the Savings Plan will be priced either: (i) if the plan agent acquires Common Shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of Common Shares purchased by the plan agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, treasury shares will be issued at the weighted average trading price of the Common Shares on the TSX on the 5 trading days preceding the treasury issuance date.

Vermilion considers the Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with shareholders.

Other terms of the Savings Plan include:

ñ	Currently a maximum of 300,000 Common Shares per year are reserved for issuance under the Savings Plan, representing 0.25% of Vermilion’s issued and outstanding Common Shares.

ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding Common Shares. The Board may, subject to approval of the TSX or such other exchange on which the Common Shares are listed and all other necessary regulatory and shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.

ñ	A participant's entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).

ñ	If a participant sells or withdraws Common Shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Savings Plan for a period of 12 weeks thereafter.

ñ	Common Shares held by the plan agent on behalf of participants are at all times vested to such participants.

ñ	A participant is not entitled to transfer any interest in Common Shares held by the plan agent on behalf of such participant, subject to a participant's right to terminate his or her participation in the Savings Plan.

ñ	Under the Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

ñ	The Board may amend, suspend or discontinue the Savings Plan at any time, provided that, without shareholder approval, no amendment may:

ñ	amend the number of Common Shares issuable under the plan;

ñ	increase participation limits solely to the benefit of insiders of Vermilion; or

ñ	amend the amendment provision of the plan.

At the annual general meeting on May 6, 2016, shareholders approved an amendment to Vermilion’s Employee Share Savings Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security-based compensation arrangements of 3.8%, subject to an annual cap of 300,000 Common Shares that may be issued under the Savings Plan in any calendar year.

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Schedules and Other Information

SCHEDULE “F” – SUMMARY OF SHAREHOLDER RIGHTS PLAN

Background

A unitholder rights plan was first implemented in 2003, and was subsequently renewed and approved in 2006 and 2009 by holders of the trust units of the Trust. In conjunction with the conversion of the Trust to a corporation on September 1, 2010 the shareholder Rights Plan was approved and subsequently re-approved in 2013 and 2016.

The objectives of the shareholder Rights Plan are to ensure, to the extent possible, that all shareholders of Vermilion are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the Board of Directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (a) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (b) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize shareholder value; and (c) make reasoned recommendations to the shareholders.

The shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board of Directors of Vermilion time if, in the circumstances, the Board of Directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Company. As set forth in detail below, the shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the shareholder Rights Plan. Accordingly, the shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board of Directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding Common Shares of the Company, all shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Shareholder Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Takeover Bid Regime Amendments

On February 25, 2016 the CSA announced amendments to the Canadian regime governing the conduct of takeover bids.

In summary, the proposed amended takeover regime requires that all non-exempt takeover bids: receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid (excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror); be extended by the bidder for at least 10 days after the Minimum Tender Requirement has been achieved (and not exceeding 10 days in the case of partial takeover bids) and all other terms and conditions of the bid have been complied with or waived; and remain open for a minimum deposit period of 105 days unless the target Board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or the issuer issues a news release that it intends to effect, by agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The CSA has indicated that the purpose of the takeover bid regime amendments is to facilitate the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions and to provide the offeree Board with additional time and discretion when responding to a take-over bid.

The take-over bid regime amendments came into force on May 9, 2016.

Summary of the Plan

The following summary of terms of the Shareholder Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement dated as of September 1, 2010, as amended and restated as of May 1, 2013 and May 6, 2016 respectively, between Vermilion Energy Inc. and Computershare Trust Company of Canada, as rights agent, (the "Shareholder Rights Plan Agreement"). A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Term

Pursuant to the terms of the Shareholder Rights Plan Agreement, the Shareholder Rights Plan will expire upon the termination of the Meeting unless shareholders ratify and re-confirm the continued existence of the Shareholder Rights Plan Agreement. If approved, the Shareholder Rights Plan Agreement will continue until the annual meeting of shareholders of the Company in 2019. In light of the recently announced amendments to the Canadian takeover bid regime which came into force on May 9, 2016, we will continue to monitor developments relating to shareholder rights plans to determine whether any further shareholder action is required in relation to the Shareholder Rights Plan prior to the next scheduled re-confirmation in 2019.

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Schedules and Other Information

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

Rights Exercise Privilege

The Rights will separate from the voting Common Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Shareholder Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Shareholder Rights Plan) of more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender voting Common Shares to a takeover bid made by such person, provided that the agreement meets certain requirements including: (a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available; (b) the shareholder who has agreed to tender voting Common Shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting Common Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the shareholder has agreed to deposit or tender voting Common Shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting Common Shares offered to be purchased under the Lock-Up Bid is less than all of the voting Common Shares held by shareholders (excluding Common Shares held by the offeror), the number of voting Common Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting Common Shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting Common Shares offered to be purchased under the Lock-Up Bid; and (c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting Common Shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to Common Shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following: (a) the takeover bid must be made by means of a takeover bid circular; (b) the takeover bid is made to all holders of voting Common Shares as registered on the books of the Company, other than the offeror; (c) the takeover bid contains, a provision that no voting Common Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of 35 days after the date of the takeover bid and 60 days following the date of the takeover bid and only if at such date more than 50% of the voting Common Shares held by Independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn and have previously been or are taken up at the same time; (d) the takeover bid contains a provision that, voting Common Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting Common Shares may be taken up and paid for and that any voting Common Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and (e) the takeover bid contains a provision that if, on the date on which voting Common Shares may be taken up and paid for, more than 50% of the voting Common Shares held by Independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of voting Common Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in

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Schedules and Other Information

existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and be made prior to expiry, termination or withdrawal of the Permitted Bid, and include a provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is earlier than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid; and 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting Common Shares on terms which the Board of Directors considers fair to all shareholders. In such circumstances, the Board of Directors may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting Common Shares while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting Common Shares of the Company within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting Common Shares, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting Common Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of voting Common Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting Common Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Shareholder Rights Plan does not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Independent shareholders (as defined in the Shareholder Rights Plan Agreement) (or the holders of Rights if the Separation Time has occurred) by majority vote, supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

Page F-3 ■ Vermilion Energy Inc. ■ 2018 Management Proxy Circular

Schedules and Other Information

SCHEDULE "G" – ADVISORY STATEMENTS

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Management Proxy Circular (the “Circular”) includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated February 28, 2018, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2017. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.vermilionenergy.com.

Non-standardized and non-GAAP financial measures referenced in this document include:

After-tax cash flow recycle ratio: This non-standardized measure is calculated by dividing the Fund flows from operations netback by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Fund flows from operations (“FFO”): This non-standardized financial measure is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Fund flows from operations netback: A non-standardized financial measure calculated as fund flows from operations divided by total production over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers.

Fund flows from operations per share: This non-GAAP financial measure is calculated as fund flows from operations divided by the basic weighted average shares outstanding as defined under IFRS.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A non-GAAP financial measure calculated as sales less the sum of royalties, realized hedging gain or loss, transportation, operating expense and PRRT divided by total production over the relevant period and expressed on a per boe basis. We assess the operating netback on a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers prior to corporate expenses and income taxes.

Operating recycle ratio: Non-GAAP financial measure calculated by dividing the operating netback by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Payout: Non-GAAP measure defined as net dividends plus capital expenditures and asset retirement obligations settled. May be reflected as a percentage of fund flows from operations.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

ABBREVIATIONS

boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
mcf	thousand cubic feet
mmcf	million cubic feet
mmboe	million barrel of oil equivalent

Vermilion Energy Inc. ■ 2018 Management Proxy Circular ■ Page G-1

CORPORATE INFORMATION

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com.

Hard copies may be requested by emailing investor_relations@vermilionenergy.com.

Governance documents include our:

✓	Board Operating Guidelines
✓	Committee Guidelines
✓	Code of Ethics
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chair of the Board
✓	Terms of Reference for the Lead Director
✓	Terms of Reference for the Directors
✓	Terms of Reference for the President and Chief Executive Officer
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee

A copy of Vermilion’s security-based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (under “Other Securityholders Documents”).

✓	Security-Based Compensation Arrangement (filed March 21, 2018)
✓	Vermilion Incentive Plan (filed April 6, 2016)
✓	Employee Share Savings Plan (filed April 6, 2016)
✓	Employee Bonus Plan (filed April 6, 2016)

VISION

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy.

MISSION

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate.

CORE VALUES

Excellence

We aim for exceptional results in everything we do.

Trust

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

Respect

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

Responsibility

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.